UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 4, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	President & CEO

Recent Developments

The following is a summary of significant business developments since March 31, 2009 relating to Mizuho Financial Group.

Operating Environment

We operate principally in Japan. Looking back over the economic climate during the nine months ended December 31, 2009, the actions taken to stabilize the financial system and stimulate the economy by major countries in cooperation with each other in response to the financial crisis have been effective, and the global economy has emerged from its worst and is maintaining a gradual recovery. As for the Japanese economy, it has entered a mild deflationary state with a severe employment and income environment continuing, and prospects of a self-sustaining recovery in domestic private-sector demand remain weak. However, exports and personal consumption, especially of durable goods, reflecting improvements in the foreign economic environment and the effectiveness of economic stimulus policies, continue to strengthen, and with a return to positive real gross domestic product growth in the second quarter of calendar 2009 compared to the preceding quarter, the economy is recovering. Nevertheless, in a situation where causes of concern exist, such as the effects of the cessation of economic stimulus packages and, particularly in advanced industrialized nations, worsening employment and deflation, it remains uncertain whether the global economy is capable of maintaining growth going forward as the risk that the economy will continue to stagnate still remains. Key indicators of economic conditions in recent periods include the following:

•

Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, decreased by 8.9%, 5.8% and 5.1% in the first, second and third quarters of calendar 2009, showing a gradual reduction in the rate of decline, while real gross domestic product compared to the preceding quarter returned to positive growth in the second and third quarters of calendar 2009. The Japanese Government expressed its concerns over an increasingly weak economy in the beginning of 2009 and stated in its monthly economic reports for January through April 2009 that the Japanese economy is “worsening rapidly.” From May 2009 onwards, the reports began to mention how the economy is showing movements of picking up in terms of exports, industrial production and private consumption, while the employment situation remains severe. In November 2009 through January 2010, the report also mentioned how recent price developments show that the Japanese economy is in a mild deflationary phase.

•

In December 2009, the Bank of Japan announced that it would provide approximately ¥10 trillion in short-term funds to commercial banks at a low fixed rate in order to boost liquidity and recover stability in the financial markets.

•

The Nikkei Stock Average, which is an index based on the average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 25.0% to ¥10,133.23 as of September 30, 2009 compared to March 31, 2009. Thereafter, the Nikkei Stock Average increased to ¥10,546.44 as of December 30, 2009 and decreased to ¥10,198.04 as of January 29, 2010.

•

According to Teikoku Databank, a Japanese research institution, there were 6,712 corporate bankruptcies in Japan in the six months ended September 30, 2009, involving approximately ¥2.5 trillion in total liabilities, 6,891 corporate bankruptcies in the six months ended March 31, 2009, involving approximately ¥5.2 trillion in total liabilities and 6,343 corporate bankruptcies in the six months ended September 30, 2008, involving approximately ¥8.5 trillion in total liabilities.

•

The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥98.31 to $1.00 as of March 31, 2009 and strengthened to ¥89.76 to $1.00 as of September 30, 2009. Thereafter, the yen continued to strengthen to ¥86.15 to $1.00 as of November 30, 2009, was ¥92.13 to $1.00 as of December 30, 2009 and was ¥ 90.19 to $1.00 as of January 29, 2010.

Developments Relating to Our Capital

While our basic policy of pursuing “disciplined capital management” remains unchanged, we have been placing more priority on strengthening our stable capital base, having recognized the importance of capital during the recent financial dislocation and global economic downturn, especially from the second half of the fiscal year ended March 31, 2009. We believe that the strengthening of our stable capital base makes ourselves prepare for further adverse developments in the business environment. Measures we have taken for responding to the above priority include the following:

We have suspended repurchases and cancellation of shares of our common stock since the second half of the fiscal year ended March 31, 2009 until our capital base is further strengthened.

In May 2009, we announced our plan to reduce our dividend by ¥2 on a year-on-year basis to ¥8 per share of common stock, with respect to estimated dividend payments for fiscal year ending March 31, 2010.

In June 2009, we redeemed all ¥176.0 billion of non-dilutive preferred securities that were issued by our overseas special purpose company in March 1999. In June, August and September 2009, we issued ¥139.5 billion, ¥72.5 billion and ¥25.0 billion, respectively, of non-dilutive preferred securities through our overseas special purpose company to enhance the Tier 1 capital of Mizuho Financial Group and improve the flexibility of our future capital strategy.

In addition to the above measures, in July and August 2009, we issued an aggregate of ¥529.2 billion in common stock through a global offering to strengthen our prime capital, as defined in “—Capital Adequacy—Prime Capital,” which has a stronger capability to absorb losses, leading to secure, in light of the current uncertainty over the economy, a capital buffer in preparation for further adverse developments in the business environment and enhance our flexibility in recapturing business opportunities with our customer base to lead to our sustainable growth.

In December 2009, the Basel Committee on Banking Supervision issued consultative documents consisting of a package of proposals, covering key areas such as raising the quality of the capital base, a countercyclical capital framework and a global minimum liquidity standard, with the goal of promoting a more resilient banking sector. The proposals are subject to further discussion of details. The proposal regarding raising the quality of the capital base will ensure that the banking system is in a better position to absorb losses. The specific levels of minimum regulatory capital requirement including that for the common equity component of Tier1 capital, together with the fully calibrated set of standards, are currently scheduled to be determined by the end of calendar 2010 after a comprehensive impact assessment, with the aim of implementation by the end of 2012 as financial conditions improve and the economic recovery is assured. The Committee also stated that it will put in place appropriate phase-in measures and grandfathering arrangements for a sufficiently long period to ensure a smooth transition to the new standards. While closely monitoring the ongoing global discussions with respect to capital, we will continue to consider various options and to take appropriate measures in anticipation of a revision of capital regulation to be globally agreed.

Developments Related to Our Business

Global Corporate Group

Capture business opportunities arising from structural changes

We are focusing on timely and appropriate responses to customers’ issues and new business opportunities, arising from changes in the economic environment and the financial market turmoil. More specifically, we are promoting in-depth marketing in accordance with customers’ business and financial conditions, changes in economic and industrial structures and accounting standards changes. We are also pursuing environment-related and other new businesses.

Strengthen further collaboration of banking and securities businesses

Since the consummation of the merger on May 7, 2009, the new Mizuho Securities Co., Ltd. has been pursuing merger synergies, with the combination of former Mizuho Securities’ wholesale business expertise and global investment banking business platform and former Shinko Securities Co., Ltd.’s nationwide customer base and full-service securities company network, its strong distribution power in the middle and retail markets as well as its strong track record in Japanese initial public offerings. Merger synergies have been materialized particularly in the form of increased bookrunner status involvement in large public offerings and retail straight bonds based upon integration of former Shinko Securities’ middle-retail and former Mizuho Securities’ wholesale capabilities and in the form of initiatives taken to realize cost reduction, including reviews of cost structure, systems integration and staff redeployment.

We are further strengthening collaboration between our banking and securities businesses to provide optimal solutions for our customers’ needs. In Japan, we introduced a “double-hat” structure to the domestic business promotion offices of Mizuho Corporate Bank, Ltd. and Mizuho Securities with approximately 50 employees in July 2009 in light of the revamp of domestic firewall regulations. In the United States, by leveraging our Financial Holding Company (“FHC”) status, we are steadily building up a track record as a joint lead manager in corporate bond issuances by U.S. companies.

Reconstruct our global strategy

After generally completing the establishment of our overseas network for the time being, we will continue to focus on enhancement of our presence in Asia such as China and India by enhancing our credit management, efficiently utilizing management resources, and enhancing product-providing capabilities, which include promotion of China-related business such as entry into renminbi-denominated trade settlement business through Mizuho Corporate Bank (China), Ltd., the banking subsidiary in People’s Republic of China that we established in June 2007.

Global Retail Group

Meet SME customers’ financing needs and address their management issues

We are focusing on growing our profit base by strengthening initiatives to facilitate financing for SMEs by stably supplying loans based on thorough credit management. Various measures implemented by Mizuho Bank, Ltd. include a review of its existing branch network, redeployment of relationship managers, establishment in November 2009 of a special team dedicated to facilitate financing for SMEs and proactive engagement in loans with guarantees from the government-related credit guarantee corporation, including utilizing the emergency guarantee system for SMEs. In addition, we announced in December 2009, in the form of a joint press release by Mizuho Financial Group, Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking Co., Ltd., that the four entities newly established committees, each of which includes the relevant executive officer responsible for risk management at each entity, as an internal function for deliberation and coordination from the perspective of management initiative for strengthening our group-wide measures to facilitate financing for SMEs. We are also focusing on initiatives that address management issues of SME customers by offering highly specialized solutions business services, including business matching, overseas business expansion support, IPO-related services, initiatives for environmental businesses, and responses to needs of business owners.

Expand our retail business

We increased the balance of residential housing loans from ¥9.82 trillion as of March 31, 2009 to ¥9.89 trillion as of September 30, 2009. We will continue to increase quality new residential housing loans by capturing refinancing opportunities and promoting business with corporate customers’ employees.

As for our customer base, we increased the number of Mizuho Mileage Club members to approximately 7 million as of September 30, 2009 from approximately 6.5 million as of March 31, 2009. We will continue to endeavor to increase the number of basic banking transactions by customers through such means as introducing

NTT DOCOMO mobile remittanceTM service in July 2009, which enable individual subscribers to easily and quickly remit money by using their DOCOMO mobile phone, and promoting the Mizuho Mileage Club card and our “Mizuho Direct” service, which is the first online banking service by a Japanese bank to utilize “risk-based approvals” to facilitate internet approval procedures. As for our assets under management business, the balance of investment trusts (excluding MMF) was ¥1.08 trillion, individual annuities was ¥1.66 trillion, foreign deposits was ¥0.47 trillion and Japanese government bonds sold to individuals was ¥1.64 trillion, each on a managerial accounting basis as of September 30, 2009. With regard to marketing, we will continue to enhance the proposal capabilities of our financial consultants that make proposals regarding investments such as investment trusts, individual annuities, foreign currency deposits and Japanese government bonds sold to individuals, and increase product lines of investment trusts, individual annuities and protection insurance in order to better respond to customer needs. We will also continue to promote business with high net worth customers through the further enhancement of collaboration among our banking, trust and securities functions.

Global Asset & Wealth Management Group

We implemented the “Mizuho Main Bank Project” and “Business Efficiency Improvement Project” at Mizuho Trust & Banking in order to improve profitability. As for the former, we established the Corporate Trust Business Department and Private Wealth Management Department in April 2009 and deployed approximately 100 employees to business promotion offices through October 2009. We are focusing on materializing the benefits of the project by further expanding targeted customers and enhancing proposal-oriented marketing and by increasing the range of products distributable through group companies’ sales channels. Meanwhile, we revised our business and operational processes thoroughly with promoting the Business Efficiency Improvement Project. We are reducing expenses further by implementing initiatives under the project at the division and branch level.

Pursuit of Group Synergies

We aim to enhance collaboration among our banking, trust and securities functions to provide specialized services that address our customers’ needs. For example, we are offering the services of Mizuho Investors Securities Co., Ltd. through securities consulting booths, which we call “Planet Booths,” in the lobbies of 148 branches and offices of Mizuho Bank as of September 30, 2009. We are also providing Mizuho Bank’s customers with the sophisticated consulting services of Mizuho Trust & Banking by such means as increasing the number of personnel exchanged between Mizuho Bank and Mizuho Trust & Banking from approximately 45 as of September 30, 2009 to 100 by March 31, 2011. In addition, as mentioned above, Mizuho Corporate Bank and Mizuho Securities have introduced a double-hat structure to the domestic business promotion offices of both companies with approximately 50 employees in July 2009 to strengthen banking and securities business collaboration.

Others

Possible Irrecoverability or Delayed Collection of Claims on Japan Airlines Corporation and its Subsidiaries

In January 2010, we announced that claims on Japan Airlines Corporation, Japan Airlines International Co., Ltd. and JAL Capital Co., Ltd. held by Mizuho Corporate Bank may be delayed or become irrecoverable as the three companies filed for the commencement of corporate reorganization procedures with the Tokyo District Court. The total amount of claims held by Mizuho Corporate Bank against the three companies was ¥95.1 billion as of December 31, 2009. We do not expect to incur significant additional losses than those already recorded during the six months ended September 30, 2009.

Impact of the Dislocation in the Global Financial Markets

All figures in this subsection are approximate amounts based on a managerial accounting basis under Japanese GAAP used for risk monitoring purposes.

The global financial market dislocation, which had caused not only significant liquidity problems and declines in value with respect to securitization products such as residential mortgage backed securities (RMBS) and collateralized debt obligations (CDOs) backed by RMBS but also adverse impacts on various markets, had adversely affected our financial condition and results of operations in recent years. However, in the six months ended September 30, 2009, due primarily to our efforts to reduce the balances of our securitization products through sales and other measures, reinforcing our risk management platform for securitization products and the gradual market recovery, the negative impact of the dislocation has become limited, and the losses incurred decreased significantly compared to the corresponding period in the previous fiscal year. This subsection sets forth information relating to such impact.

In the six months ended September 30, 2008 and 2009, our three principal banking subsidiaries, Mizuho Corporate Bank, Mizuho Bank and Mizuho Trust & Banking (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) and Mizuho Securities (including its overseas subsidiaries) recorded the following gains and losses:

	Six months ended September 30,
	2008		2009
	(in billions of yen)
Three principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities):
Gains/losses on sales of securitization products, etc. (including devaluation and provision of reserve for possible losses on investments)	¥(59)		¥8	(2)
Gains/losses associated with ABCP programs	—		0
Net gains/losses on provision of reserve for possible losses on sales of loans	(7)		0
Profits/losses from hedging of securitization products exposure with credit default swaps	7		(13)

Subtotal	(59)		(4)
Mizuho Securities (including its overseas subsidiaries)(1):
Trading gains/losses (net of hedges) on securitization products	(13)		1	(3)

Subtotal	(13)		1

Total	¥(72	)(4)	¥(3	)(4)

Notes:

(1)	The figures do not include reserves for counterparty risks associated with the amount to be claimed at settlement of the CDS related to securitization products described in the table titled “Credit default swaps related to securitization products held by Mizuho Securities (including its overseas subsidiaries)” on page 9.
(2)	Includes ¥2 billion of gains on sales of foreign currency denominated securitization products, etc.
(3)	Includes ¥1 billion of trading gains (net of hedges) on foreign currency denominated securitization products.
(4)	We manage these gains/losses under Japanese GAAP, and beginning the fiscal year ended March 31, 2009, we no longer prepare the information regarding the corresponding figures under U.S. GAAP. The corresponding figure under U.S. GAAP for the six months ended September 30, 2008 was a loss of ¥110 billion compared to a loss of ¥72 billion under Japanese GAAP. We believe that the principal causes for the difference between Japanese GAAP and U.S. GAAP figures included the following:

•

Gains/losses on sales of securitization products, etc. (including devaluation and provision of reserve for possible losses on investments) Difference in recognition criteria for declines in the fair value of securities below cost that are deemed to be “other-than-temporary.” See “—Reconciliation with Japanese GAAP—2. Investments” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on August 19, 2009 for further information. In addition, we elected the fair value option for foreign currency-denominated available-for-sale securities, including foreign currency-denominated securitization products, on April 1, 2008, resulting in the change in fair value of those securities being recognized in earnings under U.S. GAAP. See note 16 to our consolidated financial statements included elsewhere in this report for further information.

•

Net gains/losses on provision of reserve for possible losses on sales of loans. Difference in the calculation of losses related to loans held for sale. Reserves for possible losses on sales of loans under Japanese GAAP do not include relevant general and specific reserves for possible losses on such loans, while valuation losses related to loans held for sale under U.S. GAAP are generally equivalent to the aggregate amount of losses related to reserves for possible losses on sales of loans and reserves for possible losses on such loans under Japanese GAAP. See note 5 to our consolidated financial statements included elsewhere in this report for further information on valuation losses related to loans held for sale under U.S. GAAP.

Securitization Products

We continue to hold a significant amount of securitization products. The balance (fair value) (banking account) of securitization products held by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) was approximately ¥2,833 billion, of which approximately ¥532 billion was foreign currency-denominated as of September 30, 2009. Similarly, the net balance (fair value) (trading account) held by Mizuho Securities (including its overseas subsidiaries) was approximately ¥170 billion, of which approximately ¥35 billion was foreign currency-denominated as of September 30, 2009.

We reduced significantly the amount of securitization products, in particular foreign currency-denominated securitization products held by Mizuho Securities (including its overseas subsidiaries), in recent years.

The following table shows a breakdown of foreign currency-denominated securitization products held by our principal banking subsidiaries and their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities (banking account) as of March 31, 2009 and September 30, 2009:

	As of March 31, 2009		Changes in the six months ended September 30, 2009			As of September 30, 2009			Realized gains (losses) in the six months ended September 30, 2009(1)(2)	As of September 30, 2009
	Balance (fair value)(1)(2)	Marks (%) (fair value)/ (face value)	Gains (losses)(3)	Foreign exchange rates	Sales, etc.	Balance (fair value)(1)(2)	Marks (%) (fair value)/ (face value)	Unrealized gains (losses)(2)		Hedged proportions within balance (fair value)(4)
	(in billions of yen, except percentages)
Foreign currency-denominated securitization products held by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities):
ABSCDOs, CDOs	¥49	23%	¥4	¥(0)	¥(14)	¥38	19%	¥1	¥1	40%
CDOs backed by RMBS	5	3	1	(0)	(1)	4	3	1	0	—
CDOs backed by claims against corporations (Securitization products backed by original assets (non-securitized assets))	44	55	4	(0)	(13)	34	52	0	1	40
RMBS(5) (underlying assets outside the U.S., mainly in Europe)	188	68	16	3	(2)	206	74	(6)	1	70
ABS, collateralized loan obligations (CLOs) and others	303	79	15	(13)	(19)	288	81	(14)	0	50
CLOs	182	90	11	(14)	(4)	176	92	(10)	0	50
ABS	69	77	7	0	(14)	62	80	(1)	3	50
CMBS	52	76	(2)	1	(1)	50	75	(3)	(3)	70

Total	¥540	62	¥36	¥(10)	¥(35)	¥532	64	¥(19)	¥2	60

Notes:

(1)	Except for the securitization products which were the reference assets of our securitization schemes for transferring credit risk to third parties (hedged portion), a reserve for possible losses on investments has been provided against unrealized losses on securitization products related to the discontinuation of business regarding credit investments primarily in Europe, which had been made as an alternative to loans. The balance of reserve was approximately ¥23 billion as of September 30, 2009. Since securities were recognized at fair value on the consolidated balance sheet, the relevant balances as of March 31, 2009 and September 30, 2009 were those after being offset by the amount of reserve for possible losses on investments.
(2)	With respect to the vast majority of credit investments in securitization products made as an alternative to loans by our European, North American and other offices, we changed the calculation method for fair value and applied reasonably calculated prices based on the reasonable estimates of our management as fair value. The book value of the relevant securitization products after the change was approximately ¥521 billion as of September 30, 2009. The impact of such change in the six months ended September 30, 2009 was as follows:
Balance	as of September 30, 2009: increased by approximately ¥133 billion
Unrealized	gains (losses) as of September 30, 2009: increased by approximately ¥8 billion
Statement	of income impact for the six months ended September 30, 2009: increased by approximately ¥15 billion
(3)	Includes realized gains (losses) and change in unrealized gains (losses).
(4)	The approximate proportions of balances (fair value) of our securitization products, as of September 30, 2009, which were the reference assets of our securitization schemes (with CDS and other means) for transferring credit risk to third parties until maturity. In some of these securitization schemes, a portion of the credit risk of the reference assets remained with us through our retaining a small first loss position and a portion of senior tranches. As of September 30, 2009, the hedges included approximately ¥158 billion (on a notional amount basis) of credit default swaps entered into with a financial services subsidiary (A- rating) of a multi-line insurance company and approximately ¥89 billion (on a notional amount basis) of credit default swaps entered into with a government-affiliated financial institution (AA- rating). The ratings are based on the lowest external ratings as of September 30, 2009.
(5)	Excludes U.S. government-owned corporation bonds and government-sponsored enterprise bonds. The total balance (fair value) of U.S. government-owned corporation (Ginnie Mae) bonds and government-sponsored enterprises (GSEs) (Fannie Mae and Freddie Mac) bonds as of September 30, 2009 was approximately ¥610 billion, of which almost all consisted of RMBS guaranteed by Ginnie Mae, with approximately ¥13 billion of unrealized gains. There was no holding of stocks of these entities.

The following table shows a breakdown of foreign currency-denominated securitization products held by Mizuho Securities and its overseas subsidiaries (trading account, net of hedges) as of March 31, 2009 and September 30, 2009:

	As of March 31, 2009			Changes in the six months ended September 30, 2009			As of September 30, 2009			Realized gains (losses) in the six months ended September 30, 2009
	Balance (fair value)		Marks (%) (fair value)/ (face value)	Realized gains (losses)	Foreign exchange rates	Sales, etc.	Balance (fair value)		Marks (%) (fair value)/ (face value)
	(in billions of yen, except percentages)
Foreign currency-denominated securitization products held by Mizuho Securities (including its overseas subsidiaries):
ABSCDOs, CDOs	¥6		2%	¥(0)	¥(1)	¥(4)	¥1		0%	¥(0)
CDOs backed by RMBS	6		2	(0)	(1)	(4)	1	(1)	0	(0)
CDOs backed by CMBS	—		—	0	—	—	—		—	0
RMBS	1		1	0	(0)	(1)	0		0	0
RMBS backed by U.S. subprime mortgage loans	0		2	(0)	(0)	0	0		0	(0)
RMBS except above(2) (RMBS backed by mid-prime loans, prime loans and others)	1		1	0	(0)	(1)	0		0	0
ABS, CLOs and others	32		79	1	(3)	3	34		81	1
CLOs	24		83	(1)	(2)	(0)	22		79	(1)
CMBS	0		14	(0)	(0)	0	0		14	(0)
SIV-related	8	(3)	72	2	(1)	3 (3)	12	(3)	86	2

Total	¥39		12	¥1	¥(3)	¥(2)	¥35		12	¥1

Notes:

(1)	The proportion of U.S. subprime mortgage loan-related assets to total underlying assets was approximately 20%. Approximately 30% of the balance (fair value) was super senior tranche.
(2)	Excludes U.S. government-owned corporation bonds and government-sponsored enterprise bonds. The balance of RMBS issued or guaranteed by Ginnie Mae or GSEs (Fannie Mae and Freddie Mac) as of September 30, 2009 was approximately ¥34 billion, and the balance of the corporate bonds issued by Fannie Mae and Freddie Mac was approximately ¥107 billion, both of which were held for the purpose of, among other things, market-making activities in the United States. All of the bonds mentioned above were subject to mark-to-market accounting and thus there were no unrealized losses. There was no holding of stocks of these entities.
(3)	Obtained senior bonds issued by a SIV in settlement of CDS transactions where such bonds were treated as collateral. These CDS transactions were related to our CDO structuring business.

The following table shows a breakdown of credit ratings of the counterparties and reference assets of credit default swaps related to foreign currency-denominated securitization products held by Mizuho Securities (including its overseas subsidiaries) as of September 30, 2009:

	As of September 30, 2009
	Notional amount (A)	Fair value of reference asset (B)	Amount to be claimed at settlement (Net present value) (A) – (B) = (C)	Reserves for (C)
	(in billions of yen)
Credit default swaps related to securitization products held by Mizuho Securities (including its overseas subsidiaries):
AAA(1)	¥—	¥—	¥—	¥—
RMBS CDOs	—	—	—	—
Other CDOs (backed by claims against corporations)	—	—	—	—
AA(1)	104	97	7	1
RMBS CDOs	—	—	—	—
Other CDOs (backed by claims against corporations)	104	97	7	1
of which counterparties are U.S. monoline insurers	19	16	3	1
A to BBB(1)	68	42	26	3
RMBS CDOs	19	7	11	0
Other CDOs (backed by claims against corporations)	49	35	15	3
Non-investment grade or no ratings(1)	—	—	—	—
RMBS CDOs	—	—	—	—
Other CDOs (backed by claims against corporations)	—	—	—	—

Total	¥172	¥139	¥33	¥4

Of which counterparties are U.S. monoline insurers	¥19	¥16	¥3	¥1

Note:

(1)	Categorized by the lowest grade (external credit ratings as of September 30, 2009) in case of crossover credit. When the counterparty was guaranteed by third parties, categorization is by the higher grade of either of them. In case of SPVs that do not have issuer ratings, categorization is by the parties with which final risk resided or estimated ratings based on referencing to ratings of subordinated bonds and similar transactions.

The following tables show breakdowns based on credit ratings and geographic distribution of foreign currency-denominated securitization products held by (i) our principal banking subsidiaries (including its overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) and (ii) Mizuho Securities (including its overseas subsidiaries) as of September 30, 2009:

	As of September 30, 2009
	RMBS CDOs	CDOs backed by claims against corporations	RMBS	CLOs	ABS	CMBS	Total
	(in billions of yen, except percentages)
Foreign currency-denominated securitization products held by our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities):
Balance (fair value)	¥4	¥34	¥206 (1)	¥176	¥62 (2)	¥50	¥532
By credit rating:
AAA	0%	10%	10%	26%	25%	19%	18%
AA	0	18	37	63	7	32	40
A	0	31	33	7	41	32	25
BBB	0	24	16	0	21	8	11
BB or lower; no ratings	100	17	4	3	6	9	6

By geography:
United States	100%	3%	0%	90%	0%	0%	31%
Europe	0	97	91	10	100	100	66
Asia	0	0	9	0	0	0	3

Notes:

(1)	Breakdowns of RMBS on a country-by-country basis and based on year of issuance are as follows:

United Kingdom	45%	2004	5%
Netherlands	24	2005	40
Spain	15	2006	36
Others	16	2007	17

(2)	Major underlying assets of ABS are as follows:

Credit card receivables	28%
Lease/auto loan receivables	48
Others	24

	As of September 30, 2009
	RMBS CDOs	U.S. subprime RMBS	Other RMBS	CLOs	CMBS	SIV-related	Total
	(in billions of yen, except percentages)
Foreign currency-denominated securitization products held by Mizuho Securities (including its overseas subsidiaries):
Balance (fair value)	¥1	¥0 (1)	¥0 (1)	¥22	¥0	¥12	¥35
By credit rating:
AAA	0%	0%	0%	45%	0%	0%	29%
AA	0	0	0	21	0	0	13
A	0	0	0	0	0	100	34
BBB	0	6	0	0	100	0	0
BB or lower; no ratings	100	94	100	33	0	0	24

By geography:
United States	100%	100%	100%	67%	100%	100%	79%
Europe	0	0	0	0	0	0	0
Asia	0	0	0	32	0	0	20

Note:

(1)	A breakdown based on year of issuance of RMBS backed by U.S. subprime mortgage loans and other RMBS combined is as follows:

2006	33%
2007	46

The following table shows a breakdown of yen-denominated securitization products held by (i) our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) and (ii) Mizuho Securities (including its overseas subsidiaries) as of September 30, 2009:

	Our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities)			Mizuho Securities (including its overseas subsidiaries)
	Balance (fair value) as of September 30, 2009	Unrealized gains (losses) as of September 30, 2009		Balance (fair value) as of September 30, 2009	Realized gains (losses) in the six months ended September 30, 2009
	(in billions of yen)
Japanese yen-denominated securitization products	¥2,301	¥(19	)(1)	¥135	¥0
ABSCDOs, CDOs	91	3		10	4
CDOs backed by RMBS	—	—		1	(0)
CDOs except above	91	3		9	4
CDOs backed by claims against corporations	90	3		9	4
CDOs backed by CMBS	1	(0)		—	—
RMBS(2)	1,040	(3)		6	(0)
ABS, CLOs and others	1,170	(19)		119	(4)
CMBS	810	(19)		13	(0)
ABS	315	1		102	(4)
CLOs	45	(1)		5	(0)

Notes:

(1)	Realized gains for our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities) in the six months ended September 30, 2009 was approximately ¥6 billion.
(2)	Represents RMBS originated by Japanese financial institutions and others. Japan Housing Finance Agency Bonds were excluded. The balance of Japan Housing Finance Agency Bonds as of September 30, 2009 was as follows:

Our principal banking subsidiaries (including their overseas subsidiaries, but excluding subsidiaries of Mizuho Securities)	Balance: approximately ¥352 billion Unrealized gains: approximately ¥2 billion

Mizuho Securities (including its overseas subsidiaries)	Balance: approximately ¥2 billion Realized gains(losses): negligible

Loans Held for Sale for which Reserve for Possible Losses on Sales of Loans was Recorded (Our Principal Banking Subsidiaries (including their Overseas Subsidiaries, but excluding Subsidiaries of Mizuho Securities))

As of September 30, 2009, we had a total of approximately ¥98 billion in loans held for sale, including approximately ¥5 billion in unused commitments related mainly to overseas leveraged buyout financings. We recorded approximately ¥28 billion of reserve for possible losses on sales of loans against these loans held for sale as of September 30, 2009 at a reserve ratio of 28.1%. Of the balance of loans held for sale, 89% constituted loans in Europe, 8% in the Americas and 3% in Asia (ex-Japan). These figures exclude those related to intensive control obligors classification or below. The reserve ratio would be 34.3%, if including the balances of loans held for sale to such obligors and the amounts of both reserves for possible losses on loans and reserve for contingencies in relation to the relevant balances. Out of the above-mentioned ¥98 billion, the LBO/MBO related loans held for sale amounted to approximately ¥85 billion, and the relevant reserve ratio was 29.6%. These figures exclude those related to intensive control obligors classification or below. The reserve ratio would be 35.9%, if including the balances of loans held for sale to such obligors and the amounts of both reserves for possible losses on loans and reserve for contingencies in relation to the relevant balances. Reserve for possible losses on sales of loans was provided based on the following priority in valuation methods: (1) market prices, (2) indicative prices in the market or market prices of similar transactions, (3) prices reasonably calculated by proprietary model reflecting factors relative to each local market conditions. As of September 30, 2009, the top five transactions, in terms of amount of loans held for sale, represented approximately 90% of total loans held for sale.

The total balance of leveraged loans, primarily including LBO financing and MBO financing, including loans held for sale and loans held within our own loan portfolio, was approximately ¥1.1 trillion of which approximately ¥0.1 trillion was included in loans held for sale as of September 30, 2009. Of the balance of leveraged loans, 67% constituted loans in Europe, 15% in the Americas, 10% in Asia (ex-Japan) and 9% in Japan. The balances include commitments that had not been drawn but for which documentation had been concluded.

	Loans held for sale			Reserve for possible losses on sales of loans	Reserve ratio
	(in billions of yen, except percentages)
As of March 31, 2009	approx.	¥105		¥29	27.2%
Foreign exchange rate impact	approx.	2		—	—
Newly underwritten		—		—	—
Sales, etc.	approx.	(9)		—	—
As of September 30, 2009	approx.	98	(1)	28	28.1

Note:

(1)	Of which approximately ¥5 billion was unused commitments.

Overseas Asset-backed Commercial Paper Programs (Our Principal Banking Subsidiaries (including their Overseas Subsidiaries, but excluding Subsidiaries of Mizuho Securities))

As of September 30, 2009, the balance of the total assets acquired by overseas asset-backed commercial paper conduits, for which Mizuho Corporate Bank acted as a sponsor, was approximately ¥84 billion, which included approximately ¥33 billion of securitization products backed by credit card receivables and account receivables. Of the total balance of ¥84 billion, credit card receivables constituted 31%, loans against auto dealers constituted 29%, account receivables constituted 16% and others constituted 24%. No U.S. subprime mortgage loan-related assets were included. The balance of securitization products acquired by the aforementioned overseas ABCP conduits decreased by approximately ¥49 billion from that as of March 31, 2009 due primarily to redemptions at maturities.

Securitization Products Guaranteed by U.S. Monoline Insurers (Our Principal Banking Subsidiaries (including their Overseas Subsidiaries, but excluding Subsidiaries of Mizuho Securities))

As of September 30, 2009, we had no securitization products guaranteed by U.S. monoline insurers. Approximately ¥4 billion of securitization products held by Mizuho Corporate Bank, which were backed by auto lease receivables, were sold in the second quarter of the fiscal year ending March 31, 2010. The gains on sales were approximately ¥2 billion.

Loans Guaranteed by U.S. Monoline Insurers (Our Principal Banking Subsidiaries (including their Overseas Subsidiaries, but excluding Subsidiaries of Mizuho Securities))

As of September 30, 2009, approximately ¥15 billion of Mizuho Corporate Bank’s loan commitments to overseas infrastructure projects (of which approximately ¥7 billion was drawn down) was guaranteed by U.S. monoline insurers. No U.S. subprime mortgage loan-related exposure was included. There were no particular concerns regarding the credit condition of the projects as of September 30, 2009.

Loans to Mortgage Lenders in the United States (Our Principal Banking Subsidiaries (including their Overseas Subsidiaries, but excluding Subsidiaries of Mizuho Securities))

As of September 30, 2009, we had a total of approximately ¥28 billion in outstanding loans to U.S. mortgage lenders mainly for their working capital, with approximately 20% of those companies (based on loan amount) having ratings in the “A” range and the rest having ratings in the “BB” range (ratings are based on the lowest external ratings as of September 30, 2009).

As shown above, we continue to hold a significant amount of assets that are exposed to the risk of further declines in value or that may otherwise lead to further losses. While we will endeavor to continue reducing the amount of foreign securitization products through sales or other measures, our exposure to assets that are subject to such risks may increase in the future depending on market conditions and other factors.

Our Special Purpose Entities

Our use of special purpose entities relates mainly to variable interest entities, or VIEs, and qualifying special purpose entities, or QSPEs. The following sets forth information regarding our VIEs and QSPEs.

Variable Interest Entities (VIEs)

Our VIEs are distinguished between those that are consolidated for purposes of our consolidated financial statements and those that are not. VIEs are consolidated if we are deemed to be the primary beneficiary of those VIEs. With respect to certain unconsolidated VIEs, we determined that, while we were not the primary beneficiary, they were “significant or sponsored unconsolidated variable interest entities” due to our significant variable interests. In the normal course of business, we are involved with VIEs primarily through the following types of transactions:

•	asset-backed commercial paper/loan programs;

•	asset-backed securitizations;

•	investments in securitization products;

•	investment funds; and

•	trust arrangements and other.

The following table shows the amount of assets held by consolidated VIEs and total assets and maximum exposure to loss for our significant or sponsored unconsolidated VIEs related to each type of transaction:

	As of September 30, 2009
	Total assets of consolidated and significant or sponsored unconsolidated VIEs	Consolidated VIEs	Significant or sponsored unconsolidated VIEs
		Consolidated assets	Total assets	Maximum exposure to loss(1)
	(in millions of yen)
Asset-backed commercial paper/loan programs	¥1,891,955	¥1,891,955	¥—	¥—
Asset-backed securitizations	1,770,752	448,441	1,322,311	49,400
Single-seller programs	74,868	59,949	14,919	15,000
Investments in securitization products	102,384	102,384	—	—
Investment funds	2,640,325	519,632	2,120,693	412,958
Trust arrangements and other	959,739	—	959,739	444,826

Total	¥7,365,155	¥2,962,412	¥4,402,743	¥907,184

Note:

(1)	Maximum exposure to loss is the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support or principal amount of financing or investments, and is not indicative of the ongoing exposure which is managed within our risk management framework.

Asset-backed commercial paper/loan programs in the above table consist of multi-seller programs that we manage, which provide our clients with off-balance-sheet and/or cost-effective financing. Asset-backed securitizations in the above table consist of non-multi-seller programs that we arrange, which include various types of structured financings to meet clients’ various off-balance-sheet financing needs (referred to as single-seller programs in this subsection) and CDOs, CLOs or other repackaged instruments that are issued by VIEs to meet clients’ or investors’ financial needs.

We generally provide liquidity and credit support facilities and other financing to VIEs related to the multi- and single-seller programs, and as a result, these VIEs are generally treated as consolidated VIEs.

See note 15 in our consolidated financial statements included elsewhere in this report for further descriptions regarding the above transaction types including those other than the two described above.

Asset-backed commercial paper/loan programs

VIEs categorized under asset-backed commercial paper/loan programs consist of conduits for multi-seller programs. These VIEs purchase receivables from participating clients and other financial assets to meet off-balance-sheet or liquidity needs. The following tables show certain information related to such multi-seller asset-backed commercial paper/loan programs and their acquired assets as of September 30, 2009. All figures in the tables below and in the accompanying footnotes are approximate amounts based on a managerial accounting basis used for risk monitoring purposes.

As of September 30, 2009
(in millions of yen)
Consolidated multi-seller asset-backed commercial paper/loan programs:
Total assets held by conduits	¥1,891,955
Total commercial paper issued by conduits	141,261
Liquidity, credit support facilities and other financing(1)	6,442,875

Note:

(1)	Liquidity, credit support facilities and other financing include conditional and unconditional liquidity and credit facilities as well as loans actually provided.

	Geographic distribution as of September 30, 2009
	Japan	United States	Total
Consolidated multi-seller asset-backed commercial paper/loan programs:
Type of acquired assets:
Credit cards	4%	1%	5%
Residential mortgage loans	1	0	1
Auto loans	5	0	5
Lease payment receivables	7	1	8
Account and note receivables	76	1	77
Others	3	1	4

Total	96%	4%	100%

	As of September 30, 2009
	Credit ratings(1)						Balances by expected maturity
	AAA	AA	A	BBB	BB or lower; no ratings	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Consolidated multi-seller asset-backed commercial paper/loan programs of which acquired assets are in Japan:
Type of acquired assets:
Credit cards	0%	0%	4%	0%	0%	4%	4%	0%	0%	4%
Residential mortgage loans	1	0	0	0	0	1	0	1	0	1
Auto loans	0	0	0	0	5	5	3	2	0	5
Lease payment receivables	0	0	5	1	1	7	3	4	0	7
Account and note receivables	2	1	19	33	21	76	75	1	0	76
Others	0	0	0	2	1	3	3	0	0	3

Total	3%	1%	28%	36%	28%	96%	88%	8%	0%	96%

Note:

(1)	Credit ratings are based on internal credit ratings.

	As of September 30, 2009
	Credit ratings(1)						Balances by expected maturity
	AAA	AA	A	BBB	BB or lower; no ratings	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Consolidated multi-seller asset-backed commercial paper/loan programs of which acquired assets are in the United States:
Type of acquired assets:
Credit cards	0%	0%	1%	0%	0%	1%	0%	1%	0%	1%
Residential mortgage loans	0	0	0	0	0	0	0	0	0	0
Auto loans	0	0	0	0	0	0	0	0	0	0
Lease payment receivables	0	0	0	0	1	1	1	0	0	1
Account and note receivables	0	0	1	0	0	1	1	0	0	1
Others	0	0	1	0	0	1	1	0	0	1

Total	0%	0%	3%	0%	1%	4%	3%	1%	0%	4%

Note:

(1)	Credit ratings are based on internal credit ratings.

Asset-backed securitizations

VIEs categorized under asset-backed securitizations include several single-seller programs used for the purpose of off-balance-sheet financing for our corporate customers, to which we provide liquidity and credit support facilities and other financing and are thus generally consolidated. Typically, VIEs related to single-seller programs purchase corporate claims such as account receivables from our corporate customers and provide factoring services. Those claims are generally generated in the normal course of the on-going businesses of our Japanese corporate customers in Japan, and thus we view the risks related to our providing liquidity and credit support facilities and other financing to be relatively limited under current circumstances. The aggregate amount of assets of such single-seller VIEs was ¥75 billion as of September 30, 2009.

VIEs categorized under asset-backed securitizations also include VIEs that issue CDOs, CLOs or other repackaged instruments that we arrange. The aggregate amounts of assets held by VIEs that issue CDOs categorized as consolidated VIEs and significant or sponsored unconsolidated VIEs were ¥10 billion and ¥109 billion, respectively. Our maximum exposure to loss with respect to such significant or sponsored unconsolidated VIEs was negligible.

Losses relating to VIEs that issue such CDOs, CLOs or other repackaged instruments due to the dislocation in the global financial markets as of September 30, 2009 are generally reflected in our financial statements either through consolidation in the case of consolidated VIEs or through a decline in the value of our interest in VIEs in the case of unconsolidated VIEs.

Qualifying Special Purpose Entities (QSPEs)

QSPEs are passive entities designed to purchase assets and pass through the cash flows from those assets to the investors and, subject to specified conditions, are generally exempt from consolidation pursuant to ASC 810. The total assets of our QSPEs were ¥368 billion as of September 30, 2009. The acquired assets of such QSPEs were primarily residential mortgage loans in Japan.

Accounting Changes

See note 2 “Recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this report.

Operating Results

The following table shows certain information as to our income, expenses and net income for the six months ended September 30, 2008 and 2009:

	Six months ended September 30,		Increase (decrease)
	2008	2009
	(in billions of yen)
Interest and dividend income	¥1,325.3	¥853.5	¥(471.8)
Interest expense	689.1	280.9	(408.2)

Net interest income	636.2	572.6	(63.6)
Provision for loan losses	136.2	197.7	61.5

Net interest income after provision for loan losses	500.0	374.9	(125.1)
Noninterest income	96.5	718.6	622.1
Noninterest expenses	748.3	786.0	37.7

Income (loss) before income tax expense (benefit)	(151.8)	307.5	459.3
Income tax expense (benefit)	317.2	(164.6)	(481.8)

Net income (loss)	(469.0)	472.1	941.1
Less: Net income (loss) attributable to noncontrolling interests(1)	(16.8)	37.6	54.4

Net income (loss) attributable to MHFG shareholders	¥(452.2)	¥434.5	¥886.7

Note:

(1)	Net income (loss) attributable to noncontrolling interests was relocated from minority interest in consolidated subsidiaries included within noninterest expenses in the six months ended September 30, 2008 as we adopted ASC 810-10-65. For further information, see note 2 to our consolidated financial statements included elsewhere in this report.

Executive Summary

Net interest income decreased by ¥63.6 billion, or 10.0%, from the six months ended September 30, 2008 to ¥572.6 billion in the six months ended September 30, 2009 due to a decrease in interest and dividend income of ¥471.8 billion offset in part by a decrease in interest expense of ¥408.2 billion. The decrease in interest and dividend income was due mainly to the decreases in interest income from loans and call loans and funds sold, and receivables under resale agreements and securities borrowing transactions, mainly as a result of declines in average yields on foreign assets, reflecting a general decline in foreign interest rate levels. The decrease in interest expense was due mainly to the decreases in interest expenses on short-term borrowings and deposits attributable mainly to the declines in average interest rates on these liabilities, reflecting a general decline in interest rate levels. Provision for loan losses increased by ¥61.5 billion, or 45.2%, from the six months ended September 30, 2008 to ¥197.7 billion in the six months ended September 30, 2009. The increase was due mainly to an absence of credit for loan losses recorded in the previous year related to loans to large borrowers and a provision for loan losses recorded this period regarding a large borrower in the transportation industry and its subsidiaries, offset in part by a decrease in provision for loan losses for loans to domestic SMEs.

Noninterest income increased by ¥622.1 billion from ¥96.5 billion in the six months ended September 30, 2008 to ¥718.6 billion in the six months ended September 30, 2009 due mainly to trading account gains in the six months ended September 30, 2009 compared to trading losses in the six months ended September 30, 2008 and an increase in other noninterest income. The trading account gains in the six months ended September 30, 2009 were due mainly to an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks that are not eligible for hedge accounting under U.S. GAAP and an increase in gains related to changes in the fair value of foreign currency denominated available-for-sale securities for which the fair value option was elected, as well as robust gains mainly in bond trading by our securities subsidiaries. The increase in other noninterest income was due mainly to a gain relating to the merger of Mizuho Securities and Shinko Securities.

Noninterest expenses increased by ¥37.7 billion, or 5.0%, from the six months ended September 30, 2008 to ¥786.0 billion in the six months ended September 30, 2009 due mainly to increases in salaries and employee benefits and other noninterest expenses, offset in part by a credit for losses on off-balance-sheet instruments in the six months ended September 30, 2009 compared to a provision for losses on off-balance-sheet instruments in the six months ended September 30, 2008. The increase in salaries and employee benefits was due mainly to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets and the amortization of net actuarial loss. The credit for losses on off-balance-sheet instruments in the six months ended September 30, 2009 was due mainly to a reversal of allowance for losses on off-balance-sheet transactions.

As a result of the foregoing, income (loss) before income tax expense (benefit) was income of ¥307.5 billion in the six months ended September 30, 2009 compared to a loss of ¥151.8 billion in the six months ended September 30, 2008. We had an income tax benefit of ¥164.6 billion in the six months ended September 30, 2009 compared to an income tax expense of ¥317.2 billion in the six months ended September 30, 2008. The benefit was due mainly to the deferred tax benefit of ¥175.4 billion in the six months ended September 30, 2009 compared to deferred tax expense of ¥284.3 billion in the six months ended September 30, 2008. Net income (loss) was income of ¥472.1 billion in the six months ended September 30, 2009 compared to a loss of ¥469.0 billion in the six months ended September 30, 2008. Net income (loss) attributable to noncontrolling interests was income of ¥37.6 billion in the six months ended September 30, 2009 compared to a loss of ¥16.8 billion in the six months ended September 30, 2008 due mainly to allocation of income earned by a consolidated subsidiary in the six months ended September 30, 2009 which recorded a loss in the six months ended September 30, 2008. As a result, net income (loss) attributable to MHFG shareholders was income of ¥434.5 billion in the six months ended September 30, 2009 compared to a loss of ¥452.2 billion in the six months ended September 30, 2008.

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2008 and 2009:

	Six months ended September 30,						Increase (decrease)
	2008			2009
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥2,667.4	¥31.1	2.32%	¥1,278.2	¥4.7	0.73%	¥(1,389.2)	¥(26.4)	(1.59)%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	16,901.0	163.0	1.92	14,517.1	27.3	0.37	(2,383.9)	(135.7)	(1.55)
Trading account assets	21,301.5	162.5	1.52	23,023.7	100.8	0.87	1,722.2	(61.7)	(0.65)
Investments	30,809.3	197.8	1.28	33,401.8	140.2	0.84	2,592.5	(57.6)	(0.44)
Loans	69,009.4	770.9	2.23	69,337.0	580.5	1.67	327.6	(190.4)	(0.56)

Total interest-earning assets	140,688.6	1,325.3	1.88	141,557.8	853.5	1.20	869.2	(471.8)	(0.68)

Deposits	76,304.1	295.3	0.77	74,507.7	112.2	0.30	(1,796.4)	(183.1)	(0.47)
Debentures	2,967.4	9.4	0.63	2,132.6	6.7	0.63	(834.8)	(2.7)	(0.00)
Short-term borrowings(1)	32,867.4	266.9	1.62	33,789.2	48.2	0.28	921.8	(218.7)	(1.34)
Trading account liabilities	10,841.3	12.8	0.24	12,111.9	9.8	0.16	1,270.6	(3.0)	(0.08)
Long-term debt	8,377.4	104.7	2.49	9,288.1	104.0	2.23	910.7	(0.7)	(0.26)

Total interest-bearing liabilities	131,357.6	689.1	1.05	131,829.5	280.9	0.43	471.9	(408.2)	(0.62)

Net	¥9,331.0	¥636.2	0.83	¥9,728.3	¥572.6	0.77	¥397.3	¥(63.6)	(0.06)

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions, commercial paper and other short-term borrowings.

Interest and dividend income decreased by ¥471.8 billion, or 35.6%, from the six months ended September 30, 2008 to ¥853.5 billion in the six months ended September 30, 2009 due mainly to decreases in interest income from loans and call loans and funds sold, and receivables under resale agreements and securities borrowing transactions. The decrease in interest income from loans was due mainly to a decline in the average yields on foreign loans reflecting a general decline in foreign interest rate levels. The decrease in interest income from call loans and funds sold, and receivables under resale agreements and securities borrowing transactions was due mainly to a decline in the average yields on foreign transactions, reflecting a general decline in foreign interest rate levels. The changes in the average yields on interest-earning assets contributed to an overall decrease in interest and dividend income of ¥417.4 billion, and the changes in average balances of interest-earning assets contributed to an overall decrease in interest and dividend income of ¥54.4 billion, resulting in the ¥471.8 billion decrease in interest and dividend income.

Interest expense decreased by ¥408.2 billion, or 59.2%, from the six months ended September 30, 2008 to ¥280.9 billion in the six months ended September 30, 2009 due mainly to decreases in interest expenses on short- term borrowings and deposits. These decreases were due mainly to decreases in average interest rates on domestic and foreign short-term borrowings and interest-bearing deposits, reflecting a general decline in interest rate levels. The changes in average interest rates on interest-bearing liabilities contributed to an overall decrease in interest expense of ¥402.1 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall decrease in interest expenses of ¥6.1 billion, resulting in the ¥408.2 billion decrease in interest expense.

The decline of 0.56% in the average yield on loans in the six months ended September 30, 2009 compared to the six months ended September 30, 2008 was larger than the decline of 0.47% in the average rate on interest-bearing deposits over the same period. Taking into account only domestic loans and domestic deposits, both the average yield on domestic loans and the average rate on domestic interest-bearing deposits generally declined by around the same percentage points between these periods.

As a result of the foregoing, net interest income decreased by ¥63.6 billion, or 10.0%, from the six months ended September 30, 2008 to ¥572.6 billion in the six months ended September 30, 2009. Average interest rate spread declined by 0.06% to 0.77% due mainly to a decline in average yield on interest-bearing deposits in other banks and call loans and funds sold, and receivables under resale agreements and securities borrowing transactions, which more than offset the effect of a decline in average interest rate on short-term borrowings, all of which reflects a general decline in interest rate levels.

Provision for Loan Losses

Provision for loan losses increased by ¥61.5 billion, or 45.2%, from the six months ended September 30, 2008 to ¥197.7 billion in the six months ended September 30, 2009. The increase was due mainly to an absence of credit for loan losses recorded in the previous year related to loans to large borrowers and a provision for loan losses recorded this period regarding a large borrower in the transportation industry and its subsidiaries, offset in part by a decrease in provision for loan losses for loans to domestic SMEs. However, provision for loan losses in the six months ended September 30, 2009 decreased compared to ¥431.2 billion incurred in the six months ended March 31, 2009. See “—Financial Condition—Loans—Provision (credit) for loan losses.”

Noninterest Income

The following table shows a breakdown of noninterest income for the six months ended September 30, 2008 and 2009:

	Six months ended September 30,		Increase (decrease)
	2008	2009
	(in billions of yen)
Fees and commissions:
Fees and commissions from remittance business	¥58.1	¥52.8	¥(5.3)
Fees and commissions from deposits, debentures and lending business	46.1	46.9	0.8
Fees and commissions from securities-related business	29.9	54.4	24.5
Trust fees	29.7	24.2	(5.5)
Fees for other customer services	114.8	107.4	(7.4)

Total fees and commissions income	278.6	285.7	7.1

Foreign exchange gains (losses)—net	61.7	(17.0)	(78.7)
Trading account gains (losses)—net	(290.6)	217.6	508.2
Investment gains (losses)—net	(49.3)	41.2	90.5
Investment gains (losses) related to bonds	(37.1)	2.8	39.9
Investment gains (losses) related to equity securities	(33.3)	24.7	58.0
Others	21.1	13.7	(7.4)
Gains on disposal of premises and equipment	14.3	6.6	(7.7)
Other noninterest income	81.8	184.5	102.7

Total noninterest income	¥96.5	¥718.6	¥622.1

Noninterest income increased by ¥622.1 billion from ¥96.5 billion in the six months ended September 30, 2008 to ¥718.6 billion in the six months ended September 30, 2009. The increase was due mainly to an increase of ¥508.2 billion in trading account gains (losses)—net and an increase of ¥102.7 billion in other noninterest income.

Fees and Commissions

Fees and commissions income increased by ¥7.1 billion, or 2.5%, from the six months ended September 30, 2008 to ¥285.7 billion in the six months ended September 30, 2009. This increase was due mainly to an increase of ¥24.5 billion in fees and commissions from securities-related business as a result of a positive change in market conditions.

Trading Account Gains (Losses)—Net

Trading account gains (losses)—net were gains of ¥217.6 billion in the six months ended September 30, 2009 compared to losses of ¥290.6 billion in the six months ended September 30, 2008. The gains were due mainly to an increase in gains related to changes in the fair value of derivative financial instruments used to hedge market risks that are not eligible for hedge accounting under U.S. GAAP and an increase in gains related to changes in the fair value of foreign currency denominated available-for-sale securities for which the fair value option was elected, as well as robust gains mainly in bond trading in the securities subsidiaries.

Investment Gains (Losses)—Net

Investment gains (losses)—net were gains of ¥41.2 billion in the six months ended September 30, 2009 compared to losses of ¥49.3 billion in the six months ended September 30, 2008. The gains were due mainly to investment gains related to equity securities of ¥24.7 billion in the six months ended September 30, 2009, compared to investment losses related to equity securities of ¥33.3 billion in the six months ended September 30, 2008, and investment gains related to bonds of ¥2.8 billion in the six months ended September 30, 2009, compared to investment losses related to bonds of ¥37.1 billion in the six months ended September 30, 2008. Investment gains related to equity securities were due mainly to a decrease in impairment losses on equity securities as a result of a recovery of the stock markets. Investment gains related to bonds in the six months ended September 30, 2009 were due mainly to absence of impairment losses on Japanese government bonds as we adopted ASC 320-10-65 which amends the other-than-temporary impairment model for debt securities. For further information, see notes 2 and 4 to our consolidated financial statements included elsewhere in this report.

Other Noninterest Income

Other noninterest income increased by ¥102.7 billion from the six months ended September 30, 2008 to ¥184.5 billion in the six months ended September 30, 2009. This increase was due mainly to a gain relating to the merger of Mizuho Securities and Shinko Securities. For further information, see note 3 to our consolidated financial statements included elsewhere in this report.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2008 and 2009:

	Six months ended September 30,		Increase (decrease)
	2008	2009
	(in billions of yen)
Salaries and employee benefits	¥248.4	¥299.4	¥51.0
General and administrative expenses	251.2	245.2	(6.0)
Occupancy expenses	86.4	84.6	(1.8)
Fees and commission expenses	58.0	48.1	(9.9)
Provision (credit) for losses on off-balance-sheet instruments	28.9	(20.9)	(49.8)
Other noninterest expenses	75.4	129.6	54.2

Total noninterest expenses	¥748.3	¥786.0	¥37.7

Noninterest expenses increased by ¥37.7 billion, or 5.0%, from the six months ended September 30, 2008 to ¥786.0 billion in the six months ended September 30, 2009. This increase was due mainly to increases of ¥51.0 billion in salaries and employee benefits and ¥54.2 billion in other noninterest expenses, offset in part by a credit for losses on off-balance-sheet instruments of ¥20.9 billion in the six months ended September 30, 2009 compared to a provision for losses on off-balance-sheet instruments of ¥28.9 billion in the six months ended September 30, 2008.

Salaries and Employee Benefits

Salaries and employee benefits increased by ¥51.0 billion, or 20.5%, from the six months ended September 30, 2008 to ¥299.4 billion in the six months ended September 30, 2009 due mainly to the effect of increased employee retirement benefit expenses as a result of a decline in expected return on plan assets, which reflects various aspects of long-term prospects for the economy, historical performance of investments of plan assets and the market environment at the beginning of the fiscal period, and the amortization of net actuarial loss, which reflects past declines in the value of plan assets.

Provision (Credit) for Losses on Off-Balance-Sheet Instruments

Provision (credit) for losses on off-balance-sheet instruments was a credit of ¥20.9 billion in the six months ended September 30, 2009 compared to a provision of ¥28.9 billion in the six months ended September 30, 2008.

The credit was due mainly to a reversal of allowance for losses on off-balance-sheet transactions in the six months ended September 30, 2009 primarily as a result of the decrease in the balance of guarantees to overseas obligors.

Income Tax Expense (Benefit)

We had an income tax benefit of ¥164.6 billion in the six months ended September 30, 2009 compared to an income tax expense of ¥317.2 billion in the six months ended September 30, 2008. The benefit was due mainly to the deferred tax benefit of ¥175.4 billion in the six months ended September 30, 2009 compared to deferred tax expense of ¥284.3 billion in the six months ended September 30, 2008. The deferred tax benefit in the six months ended September 30, 2009 was the result of an increase in deferred tax assets, net of valuation allowance. This increase was due mainly to a decrease in valuation allowance reflecting primarily changes in our estimation of future taxable income as a result of the increase in net unrealized gains on available-for-sale securities reflecting primarily the rise in domestic stock markets.

	Six months ended September 30,		Increase (decrease)
	2008	2009
	(in billions of yen)
Income (loss) before income tax expense (benefit)	¥(151.8)	¥307.5	¥459.3
Income tax expense (benefit)	317.2	(164.6)	(481.8)
Current tax expense	32.9	10.8	(22.1)
Deferred tax expense (benefit)	284.3	(175.4)	(459.7)

Net income (loss)	(469.0)	472.1	941.1
Less: Net income (loss) attributable to noncontrolling interests	(16.8)	37.6	54.4

Net income (loss) attributable to MHFG shareholders	¥(452.2)	¥434.5	¥886.7

Net Income (Loss)

As a result of the foregoing, we recorded net income of ¥472.1 billion in the six months ended September 30, 2009 compared to a net loss of ¥469.0 billion in the six months ended September 30, 2008.

Net Income (Loss) Attributable to Noncontrolling Interests

Net income (loss) attributable to noncontrolling interests was income of ¥37.6 billion in the six months ended September 30, 2009 compared to a loss of ¥16.8 billion in the six months ended September 30, 2008. This change was due mainly to allocation of income earned by a consolidated subsidiary in the six months ended September 30, 2009 which recorded a loss in the six months ended September 30, 2008.

Net Income (Loss) Attributable to MHFG Shareholders

As a result of the foregoing, we recorded net income attributable to MHFG shareholders of ¥434.5 billion in the six months ended September 30, 2009 compared to a net loss attributable to MHFG shareholders of ¥452.2 billion in the six months ended September 30, 2008.

Business Segment Analysis

The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” in accordance with Japanese GAAP following internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation of total net business profits with income before income tax expense under U.S. GAAP is provided in note 17 to our consolidated financial statements included elsewhere in this report.

We manage our business portfolio through three Global Groups: the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of Mizuho Corporate Bank and Mizuho Securities, the Global Retail Group consists primarily of Mizuho Bank and Mizuho Investors Securities, and the Global Asset & Wealth Management Group consists primarily of Mizuho Trust & Banking. We divide the businesses of each of Mizuho Corporate Bank and Mizuho Bank into three reportable segments based on customer characteristics and functions. Reportable segments of Mizuho Corporate Bank are: domestic; international; and trading and others. Reportable segments of Mizuho Bank are: retail banking; corporate banking; and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

The Global Corporate Group

Mizuho Corporate Bank

Mizuho Corporate Bank is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

Domestic banking

This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

International banking

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through Mizuho Corporate Bank’s overseas network.

Trading and others

This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy Mizuho Corporate Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Corporate Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Corporate Bank.

Mizuho Securities

Mizuho Securities is the primary investment banking arm in the Global Corporate Group and offers wholesale securities and investment banking services, such as underwriting and trading of bonds and equities, advisory services and structured finance, to large and international corporations, financial institutions and public entities. After the merger with Shinko Securities was consummated on May 7, 2009, the new Mizuho Securities has been pursuing merger synergies, with the combination of former Mizuho Securities’ wholesale business expertise and global investment banking business platform and former Shinko Securities’ nationwide customer base and full-service securities company network, its strong distribution capabilities in the middle and retail markets as well as its strong track record in Japanese initial public offerings.

Others

This segment consists of Mizuho Corporate Bank’s subsidiaries other than Mizuho Securities, but including Mizuho Securities’ subsidiaries. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group. This segment also includes elimination of transactions between companies within the Global Corporate Group.

The Global Retail Group

Mizuho Bank

Mizuho Bank is the main operating company of the Global Retail Group. Mizuho Bank provides banking and other financial services mainly to individuals, SMEs and middle-market corporations through its domestic branch and ATM network.

Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to Mizuho Bank’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

Corporate banking

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, middle-market corporations, local governmental entities and other public sector entities in Japan.

Trading and others

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy Mizuho Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Bank.

Mizuho Investors Securities

Mizuho Investors Securities offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

Others

This segment consists of Mizuho Bank’s subsidiaries other than Mizuho Investors Securities. These subsidiaries, such as Mizuho Capital Co., Ltd. and Mizuho Business Financial Center Co., Ltd., offer financial products and services in specific areas of business to customers of the Global Retail Group. This segment also includes elimination of transactions between companies within the Global Retail Group.

The Global Asset & Wealth Management Group

Mizuho Trust & Banking

Mizuho Trust & Banking is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfers.

Others

This segment includes companies other than Mizuho Trust & Banking which are a part of the Global Asset & Wealth Management Group. These companies include Mizuho Private Wealth Management Co., Ltd., Trust & Custody Services Bank, Ltd., Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd., which is an equity-method affiliate. They offer products and services related to private banking, trust and custody, and asset management. This segment also includes elimination of transactions between companies within the Global Asset & Wealth Management Group.

Others

This segment consists of Mizuho Financial Group and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, we offer non-banking services including research and consulting services through Mizuho Research Institute Ltd., information technology-related services through Mizuho Information & Research Institute, Inc. and advisory services to financial institutions through Mizuho Financial Strategy. This segment also includes elimination of transactions between the Global Groups.

The information below for reportable segments is derived from our internal management reporting system.

Results of Operation by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the six months ended September 30, 2009 were ¥1,005.2 billion, an increase of ¥87.9 billion compared to the six months ended September 30, 2008. Consolidated general and administrative expenses (excluding non-recurring expenses) for the six months ended September 30, 2009 were ¥605.6 billion, an increase of ¥33.4 billion compared to the six months ended September 30, 2008. Consolidated net business profits for the six months ended September 30, 2009 were ¥359.5 billion, an increase of ¥42.0 billion compared to the six months ended September 30, 2008.

Global Corporate Group

The following tables show gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Corporate Group for the six months ended September 30, 2008 and 2009:

	Mizuho Corporate Bank				Mizuho Securities	Others	Total Global Corporate Group
	Domestic	International	Trading and others	Subtotal
	(in billions of yen)
Six months ended September 30, 2008:
Gross profits:
Net interest income (expenses)	¥88.8	¥44.6	¥11.2	¥144.6	¥(5.0)	¥44.4	¥184.0
Net noninterest income	55.1	17.2	51.7	124.0	40.1	9.1	173.2
Total	143.9	61.8	62.9	268.6	35.1	53.5	357.2
General and administrative expenses	47.6	33.7	42.1	123.4	30.8	38.6	192.8
Others	—	—	—	—	—	(21.9)	(21.9)

Net business profits (loss)	¥96.3	¥28.1	¥20.8	¥145.2	¥4.3	¥(7.0)	¥142.5

	Mizuho Corporate Bank				Mizuho Securities	Others	Total Global Corporate Group
	Domestic	International	Trading and others	Subtotal
	(in billions of yen)
Six months ended September 30, 2009:
Gross profits:
Net interest income (expenses)	¥85.4	¥43.0	¥97.3	¥225.7	¥(5.8)	¥16.4	¥236.3
Net noninterest income	50.0	9.4	33.5	92.9	98.8	48.6	240.3
Total	135.4	52.4	130.8	318.6	93.0	65.0	476.6
General and administrative expenses	49.4	27.2	44.8	121.4	72.1	40.5	234.0
Others	—	—	—	—	—	(4.7)	(4.7)

Net business profits	¥86.0	¥25.2	¥86.0	¥197.2	¥20.9	¥19.8	¥237.9

Six months ended September 30, 2009 compared to six months ended September 30, 2008

Gross profits for Mizuho Corporate Bank for the six months ended September 30, 2009 were ¥318.6 billion, an increase of ¥50.0 billion, or 18.6%, compared to the six months ended September 30, 2008. This increase was due to an increase in gross profits from trading and others of ¥67.9 billion (including an increase of approximately ¥35 billion (which is eliminated upon consolidation) due to the effect of, based on the structure of our capital raising through the issuance of preferred debt securities by our special purpose companies, Mizuho Financial Group, instead of Mizuho Corporate Bank, providing funds for the dividend payments made on such preferred securities specifically during this period) as a result of robust profits from flexible and timely asset-and-liability management operations in both Japanese yen and foreign currencies in response to interest rate movements and a steady increase in overseas trading profits. This increase was offset in part by a decrease of ¥9.4 billion in gross profits from international operations, due to a decrease in net noninterest income reflecting valuation losses of approximately ¥7 billion on credit default swaps entered for purposes of hedging securitization products owing to a recovery in financial markets and a decrease in net interest income due to the effects of declining interest rates. Gross profits from domestic operations also decreased by ¥8.5 billion, reflecting a decrease in net noninterest income due mainly to a decrease in fee and commission income from foreign exchange-related and solution businesses and a decrease in net interest income due mainly to a significant decrease in dividend income received on equity investments on the back of weak performance of the corporate sector, which more than offset an increase in net interest income from deposit and loan businesses due primarily to increased loan balance through responding to customers that required alternatives to commercial paper and corporate bond financing during the second half of the previous fiscal year and improved loans and deposit rate margins.

General and administrative expenses of Mizuho Corporate Bank for the six months ended September 30, 2009 decreased by ¥2.0 billion, or 1.6%, compared to the six months ended September 30, 2008 to ¥121.4 billion due mainly to the effect of the appreciation of the Japanese yen on top of our group-wide cost reduction efforts offset in part by an increase in expenses related to employee retirement benefits.

As a result, net business profits of Mizuho Corporate Bank for the six months ended September 30, 2009 was ¥197.2 billion, an increase of ¥52.0 billion compared to the six months ended September 30, 2008.

Net business profits of Mizuho Securities for the six months ended September 30, 2009 was ¥20.9 billion, an increase of ¥16.6 billion compared to the six months ended September 30, 2008 due mainly to an increase in commission income accumulated through bond and equity underwritings reflecting a recovery in stock markets and capturing of large public offerings. Bond trading profits also increased against the backdrop of an improved environment in domestic and international credit markets, as well as the effects of the merger with Shinko Securities which was an equity method affiliate in the previous fiscal year.

As a result mainly of the foregoing, net business profits for the Global Corporate Group for the six months ended September 30, 2009 increased by ¥95.4 billion, or 66.9%, compared to the six months ended September 30, 2008 to ¥237.9 billion.

Global Retail Group

The following tables show gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Retail Group for the six months ended September 30, 2008 and 2009:

	Mizuho Bank				Mizuho Investors Securities	Others	Total Global Retail Group
	Retail Banking	Corporate Banking	Trading and others	Subtotal
	(in billions of yen)
Six months ended September 30, 2008:
Gross profits:
Net interest income (expenses)	¥162.1	¥151.7	¥(17.3)	¥296.5	¥0.1	¥21.8	¥318.4
Net noninterest income (expenses)	13.3	72.9	43.8	130.0	16.9	(2.6)	144.3
Total	175.4	224.6	26.5	426.5	17.0	19.2	462.7
General and administrative expenses	119.5	117.6	49.6	286.7	22.9	(0.5)	309.1
Others	—	—	—	—	—	(8.3)	(8.3)

Net business profits (loss)	¥55.9	¥107.0	¥(23.1)	¥139.8	¥(5.9)	¥11.4	¥145.3

	Mizuho Bank(1)				Mizuho Investors Securities	Others	Total Global Retail Group
	Retail Banking	Corporate Banking	Trading and others	Subtotal
	(in billions of yen)
Six months ended September 30, 2009:
Gross profits:
Net interest income	¥135.1	¥132.5	¥44.2	¥311.8	¥0.2	¥12.9	¥324.9
Net noninterest income	7.8	62.0	26.6	96.4	23.9	2.9	123.2
Total	142.9	194.5	70.8	408.2	24.1	15.8	448.1
General and administrative expenses	122.8	114.8	47.4	285.0	19.6	3.5	308.1
Others	—	—	—	—	—	—	—

Net business profits	¥20.1	¥79.7	¥23.4	¥123.2	¥4.5	¥12.3	¥140.0

Note:

(1)	We changed our managerial accounting rules in a manner that changed the breakdown of Mizuho Bank figures due to a change in internal transfer rates for funding beginning the fiscal year ending March 31, 2010. The above table shows figures reflecting such change. The change does not affect the Mizuho Bank subtotals. The Mizuho Bank breakdown figures prior to such change are as follows:

	Mizuho Bank
	Retail Banking	Corporate Banking	Trading and others
	(in billions of yen)
Six months ended September 30, 2009:
Gross profits	¥154.6	¥193.0	¥60.6
General and administrative expenses	116.2	119.1	49.7
Others	—	—	—

Net business profits	¥38.4	¥73.9	¥10.9

Six months ended September 30, 2009 compared to six months ended September 30, 2008

Gross profits for Mizuho Bank for the six months ended September 30, 2009 decreased by ¥18.3 billion, or 4.3%, from the six months ended September 30, 2008 to ¥408.2 billion. The decrease was due mainly to a decrease in gross profits of ¥32.5 billion from retail banking, reflecting a decline in net interest income as a result of a decrease in deposit income due mainly to the impact of the lowering of the target interest rate by the Bank of Japan in the second half of the fiscal year ended March 31, 2009 and a decline in net noninterest income as a result of a decline in fee income associated with sales of investment trusts and individual annuities. Gross profits from corporate banking also decreased by ¥30.1 billion, reflecting a decline in net interest income due to a decrease in income from deposit and loan businesses and a decline in net non-interest income including that from our foreign exchange-related business. These decreases were offset in part by an increase in gross profits of ¥44.3 billion from trading and others (including an increase of approximately ¥10 billion (which is eliminated upon consolidation) due to the effect of, based on the structure of our capital raising through the issuance of preferred debt securities by our special purpose companies, Mizuho Financial Group, instead of Mizuho Bank, providing funds for the dividend payments made on such preferred securities specifically during this period) as a result of robust profits from flexible and timely asset-and-liability management operations in Japanese yen in response to interest rate movements.

General and administrative expenses for Mizuho Bank decreased by ¥1.7 billion, or 0.6%, compared to the six months ended September 30, 2008 to ¥285.0 billion due mainly to our group-wide cost reduction efforts offset in part by an increase in expenses related to employee retirement benefits.

As a result, net business profits of Mizuho Bank for the six months ended September 30, 2009 was ¥123.2 billion, a decrease of ¥16.6 billion compared to the six months ended September 30, 2008.

Mizuho Investors Securities recorded net business profits of ¥4.5 billion for the six months ended September 30, 2009, compared to a net business loss of ¥5.9 billion for the six months ended September 30, 2008 due mainly to an increase in fees and commissions income from equity-related business and sales of investment trusts as a result of the recovery in stock markets. Trading profits also increased reflecting the absence of negative impact of ¥3.3 billion from collapse of Lehman Brothers incurred in the six months ended September 30, 2008.

As a result mainly of the foregoing, net business profits for the Global Retail Group for the six months ended September 30, 2009 decreased by ¥5.3 billion, or 3.6%, compared to the six months ended September 30, 2008 to ¥140.0 billion.

Global Asset & Wealth Management Group

The following tables show gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Asset & Wealth Management Group for the six months ended September 30, 2008 and 2009:

	Mizuho Trust & Banking	Others	Total Global Asset & Wealth Management Group
	(in billions of yen)
Six months ended September 30, 2008:
Gross profits:
Net interest income	¥26.4	¥0.8	¥27.2
Net noninterest income	44.1	24.2	68.3
Total	70.5	25.0	95.5
General and administrative expenses	46.4	21.5	67.9
Others	—	(0.5)	(0.5)

Net business profits	¥24.1	¥3.0	¥27.1

	Mizuho Trust & Banking	Others	Total Global Asset & Wealth Management Group
	(in billions of yen)
Six months ended September 30, 2009:
Gross profits:
Net interest income	¥23.2	¥0.8	¥24.0
Net noninterest income	40.6	21.6	62.2
Total	63.8	22.4	86.2
General and administrative expenses	45.9	19.5	65.4
Others	—	(1.8)	(1.8)

Net business profits	¥17.9	¥1.1	¥19.0

Six months ended September 30, 2009 compared to six months ended September 30, 2008

Gross profits for Mizuho Trust & Banking for the six months ended September 30, 2009 decreased by ¥6.7 billion, or 9.5%, from the six months ended September 30, 2008 to ¥63.8 billion. The decrease was due mainly to a decline in net noninterest income, reflecting a decline in income from pension and asset management businesses, as well as a decrease in net interest income, reflecting a decline in income from the treasury business.

General and administrative expenses for Mizuho Trust & Banking decreased by ¥0.5 billion, or 1.1%, compared to the six months ended September 30, 2008 to ¥45.9 billion due mainly to our group-wide cost reduction efforts offset in part by an increase in expenses related to employee retirement benefits.

As a result mainly of the foregoing, net business profits for the Global Asset & Wealth Management Group for the six months ended September 30, 2009 decreased by ¥8.1 billion, or 29.9%, compared to six months ended September 30, 2008 to ¥19.0 billion.

Financial Condition

Assets

Our assets as of March 31, 2009 and September 30, 2009 were as follows:

	As of		Increase (decrease)
	March 31, 2009	September 30, 2009
	(in billions of yen)
Cash and due from banks	¥2,732.9	¥2,724.6	¥(8.3)
Interest-bearing deposits in other banks	3,128.1	2,407.7	(720.4)
Call loans and funds sold	144.5	121.6	(22.9)
Receivables under resale agreements	6,276.5	8,734.0	2,457.5
Receivables under securities borrowing transactions	5,819.4	5,654.7	(164.7)
Trading account assets	31,006.3	33,480.6	2,474.3
Investments	28,745.7	34,970.6	6,224.9
Loans	72,657.1	65,714.6	(6,942.5)
Allowance for loan losses	(869.8)	(930.7)	(60.9)

Loans, net of allowance	71,787.3	64,783.9	(7,003.4)
Premises and equipment—net	899.7	992.5	92.8
Due from customers on acceptances	54.2	45.6	(8.6)
Accrued income	296.2	281.5	(14.7)
Goodwill	15.0	15.0	—
Intangible assets	10.0	82.8	72.8
Deferred tax assets	791.5	729.5	(62.0)
Other assets	3,375.7	3,380.0	4.3

Total assets	¥155,083.0	¥158,404.6	¥3,321.6

Total assets increased by ¥3,321.6 billion from ¥155,083.0 billion as of March 31, 2009 to ¥158,404.6 billion as of September 30, 2009. This increase was due primarily to increases of ¥6,224.9 billion in investments, ¥2,474.3 billion in trading account assets, primarily foreign government bonds and other securities, and ¥2,457.5 billion in receivables under resale agreements, offset in part by a decrease of ¥7,003.4 billion in loans, net of allowance.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2009 and September 30, 2009:

	As of				Increase (decrease)
	March 31, 2009(1)		September 30, 2009
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥8,903.5	12.24%	¥8,352.8	12.70%	¥(550.7)	0.46%
Construction	1,305.6	1.79	1,226.2	1.86	(79.4)	0.07
Real estate	7,302.3	10.04	7,066.0	10.74	(236.3)	0.70
Services	5,324.3	7.32	5,188.9	7.89	(135.4)	0.57
Wholesale and retail	5,977.9	8.22	5,518.3	8.39	(459.6)	0.17
Transportation	2,715.9	3.73	2,644.3	4.02	(71.6)	0.29
Banks and other financial institutions	4,726.9	6.50	4,388.4	6.67	(338.5)	0.17
Government and public institutions	8,655.1	11.90	5,830.3	8.86	(2,824.8)	(3.04)
Other industries(2)	4,636.1	6.37	3,988.7	6.05	(647.4)	(0.32)
Individuals	11,898.7	16.36	11,856.0	18.02	(42.7)	1.66
Mortgage loans	11,066.4	15.21	11,039.1	16.78	(27.3)	1.57
Other	832.3	1.15	816.9	1.24	(15.4)	0.09

Total domestic	61,446.3	84.47	56,059.9	85.20	(5,386.4)	0.73
Foreign:
Commercial and industrial	8,680.3	11.93	7,609.7	11.57	(1,070.6)	(0.36)
Banks and other financial institutions	2,223.7	3.06	1,826.7	2.78	(397.0)	(0.28)
Government and public institutions	300.5	0.41	258.2	0.39	(42.3)	(0.02)
Other(2)	94.3	0.13	41.5	0.06	(52.8)	(0.07)

Total foreign	11,298.8	15.53	9,736.1	14.80	(1,562.7)	(0.73)

Subtotal	72,745.1	100.00%	65,796.0	100.00%	(6,949.1)	—

Less: Unearned income and deferred loan fees—net	(88.0)		(81.4)		6.6

Total loans before allowance for loan losses	¥72,657.1		¥65,714.6		¥(6,942.5)

Notes:

(1)	Following the revision of Japan Standard Industrial Classification, we partially changed the classification of industries as of September 30, 2009. The change consisted primarily of a reclassification of loans to private lessors of apartments, which were previously primarily categorized by the industry of the relevant borrower, to “real estate.” Amounts as of March 31, 2009 have been reclassified to conform to the presentation as of September 30, 2009.
(2)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated VIEs.

Total loans before allowance for loan losses decreased by ¥6,942.5 billion from March 31, 2009 to ¥65,714.6 billion as of September 30, 2009. Domestic loans decreased by ¥5,386.4 billion to ¥56,059.9 billion due mainly to a decrease in loans to government and public institutions attributable mainly to loans to the Japanese government. Domestic loans decreased in all of the industries as funding needs of large corporate borrowers, their affiliates and others eased compared to the end of the previous fiscal year.

Loans to foreign borrowers decreased by ¥1,562.7 billion from the end of the previous fiscal year to ¥9,736.1 billion as of September 30, 2009. Foreign loans decreased in all of the categories due mainly to the translation impact of strengthening of the Japanese yen.

Within our loan portfolio, the proportion of loans to domestic borrowers increased from 84.47% to 85.20% while loans to foreign borrowers decreased from 15.53% to 14.80%.

Impaired Loans

The following table shows our impaired loans as of March 31, 2009 and September 30, 2009 based on classifications by domicile and industry segment of the relevant borrowers:

	As of				Increase (decrease)
	March 31, 2009		September 30, 2009
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥213.0	2.39%	¥228.4	2.73%	¥15.4	0.34%
Construction	86.6	6.63	78.8	6.43	(7.8)	(0.20)
Real estate	308.9	4.23	276.3	3.91	(32.6)	(0.32)
Services	212.7	3.99	186.8	3.60	(25.9)	(0.39)
Wholesale and retail	159.9	2.67	157.0	2.84	(2.9)	0.17
Transportation	103.9	3.83	105.8	4.00	1.9	0.17
Banks and other financial institutions	26.4	0.56	35.7	0.81	9.3	0.25
Other industries	40.6	0.30	67.3	0.69	26.7	0.39
Individuals	165.3	1.39	157.0	1.32	(8.3)	(0.07)

Total domestic	1,317.3	2.14	1,293.1	2.31	(24.2)	0.17
Foreign	114.7	1.02	152.9	1.57	38.2	0.55

Total impaired loans	¥1,432.0	1.97	¥1,446.0	2.20	¥14.0	0.23

Impaired loans increased by ¥14.0 billion, or 1.0%, from March 31, 2009 to ¥1,446.0 billion as of September 30, 2009. Domestic impaired loans decreased by ¥24.2 billion due primarily to decreases in impaired loans to borrowers in the real estate industry and the services industry offset in part by an increase in impaired loans to borrowers in “other industries” and the manufacturing industry each due primarily to changes in internal credit ratings to large borrowers. Foreign impaired loans increased by ¥38.2 billion, reflecting the continuing stagnation of overseas economies.

The percentage of impaired loans within gross total loans increased from 1.97% as of March 31, 2009 to 2.20% as of September 30, 2009. The percentage of impaired loans net of allowance to gross total loans net of allowance increased from 0.78% as of March 31, 2009 to 0.79% as of September 30, 2009.

Allowance for Loan Losses

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2009 and September 30, 2009:

	As of		Increase (decrease)
	March 31, 2009	September 30, 2009
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans (A)	¥440.3	¥488.1	¥47.8
Allowance for loan losses on other loans (B)	429.5	442.6	13.1
Total allowance for loan losses (C)	869.8	930.7	60.9
Impaired loans requiring an allowance for loan losses (D)	1,147.8	1,133.9	(13.9)
Impaired loans not requiring an allowance for loan losses (E)	284.2	312.1	27.9
Other loans (F)	71,313.1	64,350.0	(6,963.1)

Gross total loans (G)	¥72,745.1	¥65,796.0	¥(6,949.1)

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	38.36%	43.04%	4.68%
Percentage of allowance for loan losses on other loans against the balance of other loans (B)/(F)x100	0.60	0.69	0.09
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	1.20	1.41	0.21

Allowance for loan losses increased by ¥60.9 billion from March 31, 2009 to ¥930.7 billion as of September 30, 2009. Of such increase, ¥47.8 billion was attributable to an increase in the allowance for loan losses on impaired loans, due primarily to an increase in allowance for loan losses related to a large borrower in the transportation industry and its subsidiaries, and ¥13.1 billion was attributable to an increase in the allowance for loan losses on other loans. As a result, the percentage of total allowance for loan losses against gross total loans increased by 0.21% to 1.41%, and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance increased by 4.68% to 43.04%.

Provision for loan losses

The following table summarizes changes in our allowance for loan losses in the six months ended September 30, 2008 and 2009:

	Six months ended September 30,		Increase (decrease)
	2008	2009
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥649.8	¥869.8	¥220.0
Provision for loan losses	136.2	197.7	61.5
Charge-offs	138.1	149.3	11.2
Recoveries	16.1	18.3	2.2

Net charge-offs	122.0	131.0	9.0
Others(1)	(4.7)	(5.8)	(1.1)

Balance at end of six-month period	¥659.3	¥930.7	¥271.4

Note:

(1)	Others include primarily foreign exchange translation.

Provision for loan losses in the six months ended September 30, 2009 increased by ¥61.5 billion compared to the same period in the previous year to ¥197.7 billion due primarily to an absence of credit for loan losses recorded in the previous year related to loans to large borrowers and a provision for loan losses recorded this period regarding a large borrower in the transportation industry and its subsidiaries, offset in part by a decrease in provision for loan losses for loans to domestic SMEs. However, provision for loan losses in the six months ended September 30, 2009 decreased compared to ¥431.2 billion incurred in the six months ended March 31, 2009.

Charge-offs increased by ¥11.2 billion from the six months ended September 30, 2008 to ¥149.3 billion for the six months ended September 30, 2009 and recoveries increased by ¥2.2 billion from the six months ended September 30, 2008 to ¥18.3 billion in the six months ended September 30, 2009.

Investments

The majority of our investments are available-for-sale securities, which at March 31, 2009 and September 30, 2009 were as follows:

	As of						Increase (decrease)
	March 31, 2009			September 30, 2009
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥24,710.7	¥24,684.6	¥(26.1)	¥30,409.1	¥30,386.5	¥(22.6)	¥5,698.4	¥5,701.9	¥3.5
Japanese government bonds	18,450.3	18,458.1	7.8	24,391.5	24,345.3	(46.2)	5,941.2	5,887.2	(54.0)
Other than Japanese government bonds	6,260.4	6,226.5	(33.9)	6,017.6	6,041.2	23.6	(242.8)	(185.3)	57.5
Equity securities (marketable)	2,237.3	2,870.1	632.8	2,085.9	3,184.4	1,098.5	(151.4)	314.3	465.7

Total	¥26,948.0	¥27,554.7	¥606.7	¥32,495.0	¥33,570.9	¥1,075.9	¥5,547.0	¥6,016.2	¥469.2

Available-for-sale securities increased by ¥6,016.2 billion from March 31, 2009 to ¥33,570.9 billion at September 30, 2009. This increase was primarily due to an increase in medium- to long-term Japanese government bonds with relatively shorter remaining periods to maturity for the purpose of earning interest income. Equity securities on a fair value basis increased by ¥314.3 billion from March 31, 2009 to ¥3,184.4 billion at September 30, 2009 due mainly to the recovery in Japanese stock prices as of September 30, 2009 compared to March 31, 2009, while those on an amortized cost basis decreased as we sold a portion of our equity portfolio in our efforts to reduce the risks involved in holding stocks. See note 4 to our consolidated financial statements for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks decreased by ¥8.3 billion from March 31, 2009 to ¥2,724.6 billion at September 30, 2009. The decrease was due to net cash used in operating activities of ¥2,025.5 billion and net cash used in investing activities of ¥1,316.4 billion being offset in part by net cash provided by financing activities of ¥3,332.1 billion.

Liabilities

The following table shows our liabilities as of March 31, 2009 and September 30, 2009:

	As of		Increase (decrease)
	March 31, 2009	September 30, 2009
	(in billions of yen)
Deposits	¥87,075.7	¥84,188.7	¥(2,887.0)
Debentures	2,300.5	1,917.4	(383.1)
Due to trust accounts	986.1	1,045.3	59.2
Call money and funds purchased	6,449.8	6,316.7	(133.1)
Payables under repurchase agreements	9,183.4	13,893.5	4,710.1
Payables under securities lending transactions	4,302.8	5,990.4	1,687.6
Commercial paper	315.8	146.2	(169.6)
Other short-term borrowings	8,399.6	8,641.3	241.7
Trading account liabilities	21,507.5	21,423.6	(83.9)
Bank acceptances outstanding	54.2	45.6	(8.6)
Income taxes payable	22.2	18.6	(3.6)
Deferred tax liabilities	7.4	10.0	2.6
Accrued expenses	216.2	202.1	(14.1)
Long-term debt	8,017.8	8,246.9	229.1
Other liabilities	5,206.9	3,868.3	(1,338.6)

Total liabilities	¥154,045.9	¥155,954.6	¥1,908.7

Total liabilities increased by ¥1,908.7 billion from March 31, 2009 to ¥155,954.6 billion at September 30, 2009. This increase was due primarily to an increase of ¥6,395.9 billion in short-term borrowings, offset in part by a decrease of ¥2,887.0 billion in deposits and a decrease of ¥1,338.6 billion in other liabilities, primarily accounts payable to brokers, dealers and customers for securities transactions. Short-term borrowings include due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, commercial paper and other short-term borrowings.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2009 and September 30, 2009:

	As of		Increase (decrease)
	March 31, 2009	September 30, 2009
	(in billions of yen)
Domestic:
Non-interest-bearing deposits	¥11,843.4	¥10,045.3	¥(1,798.1)
Interest-bearing deposits	67,114.6	66,114.9	(999.7)

Total domestic deposits	78,958.0	76,160.2	(2,797.8)

Foreign:
Non-interest-bearing deposits	470.8	440.3	(30.5)
Interest-bearing deposits	7,646.9	7,588.2	(58.7)

Total foreign deposits	8,117.7	8,028.5	(89.2)

Total deposits	¥87,075.7	¥84,188.7	¥(2,887.0)

Deposits decreased by ¥2,887.0 billion from March 31, 2009 to ¥84,188.7 billion at September 30, 2009. Domestic deposits decreased by ¥2,797.8 billion from March 31, 2009 to ¥76,160.2 billion at September 30, 2009. Non-interest-bearing deposits and interest-bearing deposits decreased by ¥1,798.1 billion and ¥999.7 billion, respectively, due primarily to normal seasonal effects such as payments of corporate tax and dividends and to the larger amount of fiscal-year-end liquidity secured by Japanese companies toward the end of March 2009. Such decreases were offset in part by a steady increase in individual deposits. Foreign deposits decreased by ¥89.2 billion from March 31, 2009 to ¥8,028.5 billion.

Debentures

Debentures decreased by ¥383.1 billion from March 31, 2009 to ¥1,917.4 billion at September 30, 2009. In Japan, certain banks are entitled to issue discount and coupon debentures in the domestic market under applicable banking laws. Mizuho Corporate Bank and Mizuho Bank benefit from such entitlement originally held by The Industrial Bank of Japan, one of our predecessor banks. While the two bank subsidiaries have this entitlement through March 2012, we have been reducing our reliance on debentures in recent years and are shifting to other sources of financing, including mainly bonds. See “—Liquidity.”

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2009 and September 30, 2009:

	As of						Increase (decrease)
	March 31, 2009			September 30, 2009
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥986.1	¥—	¥986.1	¥1,045.3	¥—	¥1,045.3	¥59.2	¥—	¥59.2
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	12,591.9	7,344.1	19,936.0	14,446.3	11,754.3	26,200.6	1,854.4	4,410.2	6,264.6
Commercial paper	161.2	154.6	315.8	62.6	83.6	146.2	(98.6)	(71.0)	(169.6)
Other short-term borrowings	7,907.9	491.7	8,399.6	8,152.6	488.7	8,641.3	244.7	(3.0)	241.7

Total short-term borrowings	¥21,647.1	¥7,990.4	¥29,637.5	¥23,706.8	¥12,326.6	¥36,033.4	¥2,059.7	¥4,336.2	¥6,395.9

Short-term borrowings increased by ¥6,395.9 billion from the end of the previous fiscal year to ¥36,033.4 billion at September 30, 2009. Foreign short-term borrowings increased by ¥4,336.2 billion due mainly to an increase in payables under repurchase agreements, and domestic short-term borrowings increased by ¥2,059.7 billion due primarily to an increase in payables under securities lending transactions.

Equity

The following table shows a breakdown of equity as of March 31, 2009 and September 30, 2009:

	As of		Increase (decrease)
	March 31, 2009	September 30, 2009
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock	¥948.6	¥631.0	¥(317.6)
Common stock	3,386.8	4,229.3	842.5
Accumulated deficit	(3,293.7)	(2,890.2)	403.5
Accumulated other comprehensive income (loss), net of tax	(189.5)	117.4	306.9
Treasury stock, at cost	(6.2)	(5.2)	1.0

Total MHFG shareholders’ equity	846.0	2,082.3	1,236.3
Noncontrolling interests	191.2	367.7	176.5

Total equity	¥1,037.2	¥2,450.0	¥1,412.8

Equity increased by ¥1,412.8 billion from March 31, 2009 to ¥2,450.0 billion at September 30, 2009. Preferred stock decreased by ¥317.6 billion from the end of the previous fiscal year to ¥631.0 billion at September 30, 2009 as a result of the conversion of preferred stock to common stock. See “—Capital Adequacy” for a further description of the conversion.

Common stock increased by ¥842.5 billion from the end of the previous fiscal year to ¥4,229.3 billion at September 30, 2009 primarily as a result of the issuance of new shares of common stock through a global offering and through the conversion of preferred stock. See “—Recent Developments—Developments Relating to Our Capital” for a further description of the global offering and “—Capital Adequacy” for a further description of the conversion.

Accumulated deficit decreased by ¥403.5 billion from the end of the previous fiscal year to ¥2,890.2 billion. This decrease was due primarily to net income of ¥434.5 billion for the six months ended September 30, 2009 offset in part by dividend payments of ¥131.0 billion.

Accumulated other comprehensive income (loss), net of tax, improved by ¥306.9 billion from March 31, 2009 to income of ¥117.4 billion at September 30, 2009 due primarily to an increase in unrealized net gains on available-for-sale securities of ¥380.9 billion.

Treasury stock decreased by ¥1.0 billion from ¥6.2 billion at the end of the previous fiscal year to ¥5.2 billion at September 30, 2009 due primarily to reissuance from treasury stock related to stock-based compensation.

Noncontrolling interests increased by ¥176.5 billion from the end of the previous fiscal year to ¥367.7 billion at September 30, 2009 due primarily to the effect of the business combination of Mizuho Securities and Shinko Securities. See note 3 to our consolidated financial statements for details of the business combination.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets or changes in general domestic or international conditions.

Deposits and the issuance of debentures, based on our broad customer base and brand recognition in Japan, have been our primary sources of liquidity. As shown in the following table, our average balance of deposits and debentures combined for the six months ended September 30, 2009 exceeded our average balance of loans for the same period by ¥17,977.1 billion. We invested the excess portion primarily in marketable securities.

Average balance for the six months ended September 30, 2009
(in billions of yen)
Loans	¥69,337.0	Deposits	¥85,181.5
		Debentures	2,132.6

We will no longer be able to issue debentures beginning April 2012 due to applicable regulations. Mizuho Corporate Bank ceased issuing debentures to institutional investors in April 2006 and started to issue senior straight bonds each quarter. We also ceased all new issuances of debentures by Mizuho Bank through its retail branch network in March 2007. As a result, we believe the balance of our debentures will decrease significantly going forward.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and commercial paper. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise long-term debt mainly for purposes of enhancing our capital adequacy ratios and stable liquidity management. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of December 31, 2009:

As of December 31, 2009
	S&P			Moody’s
	Long-term	Short-term	Fundamental strength	Long-term	Short-term	Financial strength
Mizuho Corporate Bank	A+	A-1	B	Aa3	P-1	D+
Mizuho Bank	A+	A-1	B	Aa3	P-1	D+
Mizuho Trust & Banking	A+	A-1	B	Aa3	P-1	D+

We source our funding in foreign currencies primarily from foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer deposit base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

See “—Capital Adequacy—Regulatory Capital Requirements” for a brief description of the proposals in the consultative documents issued by the Basel Committee on Banking Supervision in December 2009, including a reference to a global minimum liquidity standard.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Law and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements (“BIS”) and are intended to further strengthen the soundness and stability of Japanese banks. Effective March 31, 2007, new guidelines were implemented by the Financial Services Agency to comply with the capital adequacy requirements set by BIS called Basel II. The framework of Basel II is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital by risk-weighted assets. With respect to the calculation of risk-weighted assets, Mizuho Financial Group adopted the advanced internal ratings-based approach (“AIRB approach”) instead of the foundation internal ratings-based approach (“FIRB approach”) in the fiscal year ended March 31, 2009. Under the AIRB approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as the probability of default and loss given default, which are derived from our own internal credit experience. Under the FIRB approach, only the probability of default was derived by our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Mizuho Financial Group adopted the advanced measurement approach (“AMA” approach) instead of the standardized approach (“TSA” approach) as of September 30, 2009 for the measurement of operational risk equivalent. A statistical approach is taken in the model for the calculation of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors.

Japanese banks are also required to comply with the supervisory review process (second pillar) and disclosure requirements for market discipline (third pillar). Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations.

In December 2009, the Basel Committee on Banking Supervision issued consultative documents consisting of a package of proposals, covering key areas such as raising the quality of the capital base, a countercyclical capital framework and a global minimum liquidity standard, with the goal of promoting a more resilient banking sector. The proposals are subject to further discussion of details. The proposal regarding raising the quality of the capital base will ensure that the banking system is in a better position to absorb losses. The specific levels of minimum regulatory capital requirement, including that for the common equity component of Tier1 capital, together with the fully calibrated set of standards, are currently scheduled to be determined by the end of calendar 2010 after a comprehensive impact assessment, with the aim of implementation by the end of 2012 as financial conditions improve and the economic recovery is assured. The Committee also stated that it will put in place appropriate phase-in measures and grandfathering arrangements for a sufficiently long period to ensure a smooth transition to the new standards. While closely monitoring the ongoing global discussions with respect to capital, we will continue to consider various options and to take appropriate measures in anticipation of a revision of capital regulation to be globally agreed.

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2009 and September 30, 2009 calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the Financial Services Agency are as set forth in the following table:

	As of
	March 31, 2009	September 30, 2009	Increase (decrease)
	(in billions of yen, except percentages)
Tier 1 capital	¥3,766.3	¥5,148.7	¥1,382.3
Tier 2 capital included as qualifying capital	2,793.8	2,733.4	(60.3)
Deductions for total risk-based capital	(333.2)	(249.5)	83.7

Total risk-based capital	¥6,226.9	¥7,632.6	¥1,405.6

Risk-weighted assets	¥58,983.9	¥59,102.3	¥118.3
Tier 1 capital ratio	6.38%	8.71%	2.33%
Required Tier 1 ratio	4.00	4.00	—
Capital adequacy ratio	10.55	12.91	2.36
Required capital adequacy ratio	8.00	8.00	—

Our capital adequacy ratio as of September 30, 2009 was 12.91%, an increase of 2.36% compared to March 31, 2009. Our Tier 1 capital ratio as of September 30, 2009 was 8.71%, an increase of 2.33% compared to March 31, 2009. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2009. Our Tier 1 capital ratio as of September 30, 2009 significantly improved from March 31, 2009 due mainly to the increase in Tier 1 capital as a result of the issuance of common stock in July and August 2009, the absence of unrealized losses on other securities, the effect of the merger between Shinko Securities and Mizuho Securities and net income for the six months ended September 30, 2009, which was offset in part by the increase in risk-weighted assets. The rate of increase of risk-weighted assets was proportionally smaller compared to the rate of increase of total risk-based capital, which resulted in the increase in our capital adequacy ratio.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2009 and September 30, 2009:

	As of		Increase (decrease)
	March 31, 2009	September 30, 2009
	(in billions of yen)
Tier 1 capital:
Common stock and preferred stock	¥1,540.9	¥1,805.5	¥264.6
Capital surplus	411.3	552.1	140.8
Retained earnings	607.9	696.0	88.0
Minority interest in consolidated subsidiaries	2,036.8	2,296.4	259.5
Treasury stock	(6.2)	(5.1)	1.0
Dividends	(131.0)	—	131.0
Foreign currency translation adjustments	(114.7)	(93.2)	21.5
Unrealized losses on other securities	(516.0)	—	516.0
Other	(62.6)	(103.0)	(40.3)

Total Tier 1 capital	3,766.3	5,148.7	1,382.3

Tier 2 capital:
45% of unrealized gains on other securities	—	73.1	73.1
45% of revaluation reserve for land	112.8	112.1	(0.7)
General reserve for possible losses on loans, etc.	7.9	5.6	(2.2)
Debt capital, etc.	2,759.0	2,542.5	(216.5)

Total Tier 2 capital	2,879.9	2,733.4	(146.4)

Tier 2 capital included as qualifying capital	2,793.8	2,733.4	(60.3)

Deductions for total risk-based capital	(333.2)	(249.5)	83.7

Total risk-based capital	¥6,226.9	¥7,632.6	¥1,405.6

Our Tier 1 capital increased by ¥1,382.3 billion from ¥3,766.3 billion as of March 31, 2009 to ¥5,148.7 billion as of September 30, 2009. This increase was due mainly to the issuance of common stock of ¥529.2 billion, the absence of the unrealized losses on other securities of ¥516.0 billion, the effect of the merger between Shinko Securities and Mizuho Securities of ¥212.8 billion and an increase in retained earnings as a result of net income of ¥87.8 billion for the six months ended September 30, 2009.

Minority interest in consolidated subsidiaries included within our Tier 1 capital includes non-dilutive preferred securities issued by our overseas special purpose companies to investors. As of September 30, 2009, the amount of minority interest in consolidated subsidiaries within our Tier 1 capital that was attributable to such non-dilutive preferred securities was ¥1,937.1 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Tier 1 capital as of September 30, 2009 and the total amount of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Amount of non-dilutive preferred securities included within Tier 1 capital
	(in billions of yen)
June 2011	¥65.8	(1)
June 2012	171.0
June 2014	216.1	(2)
June 2015	452.5
June 2016	454.1	(3)
June 2018	274.5
June 2019	303.0

Notes:

(1)	Denominated in euros (€500.0 million).
(2)	Denominated in yen (¥139.5 billion) and dollars ($850.0 million).
(3)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).

The following table shows the outstanding balances of preferred stock and non-dilutive preferred securities included in our Tier 1 capital as of the dates indicated:

	As of March 31,				As of September 30,
	2007	2008	2009		2009
	(in billions of yen, except percentages)
Preferred stock	¥980.4	¥980.4	¥948.6	(1)(2)	¥630.9	(1)(2)
Non-dilutive preferred securities	1,504.9	1,539.7	1,886.8		1,937.1
Percentage of within Tier 1 capital	50.3%	51.6%	75.2%		49.8%

Notes:

(1)	Excluding treasury stock.
(2)	During the period from April 1, 2009 to September 30, 2009, holders of our eleventh series class XI preferred stock converted 317,665,000 shares (or ¥317.6 billion) by requesting us to acquire the preferred stock and issue common stock to them. During the period from October 1, 2009 to December 31, 2009, holders of our eleventh series class XI preferred stock converted 46,870,000 shares (or ¥46.8 billion) by requesting us to acquire the preferred stock and issue common stock to them.
(3)	In relation to the above components of Tier1, a new definition of the common equity component of Tier 1 is proposed in the consultative documents issued by the Basel Committee on Banking Supervision in December 2009. See “—Regulatory Capital Requirements.”

Our Tier 2 capital included as qualifying capital as of September 30, 2009 was ¥2,733.4 billion, a decrease of ¥60.3 billion compared to March 31, 2009. The decrease was due mainly to a net decrease in subordinated debts.

As a result of the above, together with deductions of ¥249.5 billion, total risk-based capital as of September 30, 2009 was ¥7,632.6 billion, an increase of ¥1,405.6 billion compared to March 31, 2009.

Prime Capital

Alongside the regulatory capital requirements supervised by the FSA, we calculate and monitor “prime capital” as our important management indicator. Prime capital represents capital items within Tier1 capital with a stronger capability to absorb losses. Prime capital is calculated as Tier 1 capital less preferred securities less preferred stock (excluding mandatory convertible preferred stock), and prime capital ratio is the ratio of prime capital against risk-weighted assets. We aim to maintain our prime capital at a level of more than half of our Tier 1 capital.

The following table shows a breakdown of our capital items as of March 31, 2009 and September 30, 2009:

	As of
	March 31, 2009	September 30, 2009
	(in billions of yen, except percentages)
Tier 1 capital (i)	¥3,766.3	¥5,148.7
Preferred stock (ii)	948.6	630.9
Mandatory convertible preferred stock (iii)	911.9	594.2
Preferred securities (iv)	1,886.8	1,937.1
Prime capital (i) - (ii) + (iii) - (iv)	1,842.7	3,174.8
Risk-weighted assets	58,983.9	59,102.3
Tier 1 capital ratio	6.38%	8.71%
Prime capital ratio	3.12%	5.37%

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2009 and September 30, 2009:

	As of
	March 31, 2009	September 30, 2009	Increase (decrease)
	(in billions of yen)
Risk-weighted assets:
On-balance-sheet items	¥43,561.6	¥44,019.0	¥457.4
Off-balance-sheet items	10,597.7	9,783.1	(814.5)

Credit risk assets	54,159.3	53,802.2	(357.0)
Market risk equivalent assets	1,342.1	1,384.1	41.9
Operational risk equivalent assets	3,482.3	3,915.8	433.4
Adjusted floor amount	—	—	—

Total	¥58,983.9	¥59,102.3	¥118.3

Risk-weighted assets as of September 30, 2009 was ¥59,102.3 billion, representing an increase of ¥118.3 billion compared to March 31, 2009. Credit risk assets decreased by ¥357.0 billion to ¥53,802.2 billion due mainly to a decrease in loans to corporate customers and a decrease in equity derivative transactions entered for hedging purposes. Market risk equivalent assets increased by ¥41.9 billion to ¥1,384.1 billion. Operational risk equivalent assets increased by ¥433.4 billion to ¥3,915.8 billion due mainly to the effects of the merger of Mizuho Securities and the adoption of the AMA approach. We had no adjusted floor amount as of March 31, 2009 or September 30, 2009, following the transitional treatment formula regarding risk-weighted assets in connection with the migration from Basel I to Basel II.

The following table shows required capital by portfolio classification as of September 30, 2009:

	As of September 30, 2009
	Exposure at default	Required capital(1)
	(in billions of yen)
Credit risk	¥153,459.9	¥5,973.0
Internal ratings-based approach	145,097.7	5,706.0
Corporate (except specialized lending)	52,284.2	3,436.0
Corporate (specialized lending)	2,880.1	324.8
Sovereign	55,956.0	65.7
Bank	5,441.8	190.5
Retail	13,147.3	568.2
Residential mortgage	10,590.0	381.1
Qualifying revolving loans	336.1	30.0
Other retail	2,221.0	157.0
Equities, etc.	3,830.5	455.1
Probability of default/Loss given default approach	899.8	155.6
Market-based approach (simple risk weight method)	265.1	73.4
Market-based approach (internal models approach)	—	—
Transitional measure applied	2,665.5	226.0
Regarded-method exposure	988.1	306.9
Purchased receivables	2,081.6	99.7
Securitizations	5,200.0	74.1
Others	3,287.5	184.7
Standardized approach	8,362.2	266.9
Sovereign	3,787.5	5.7
Bank	1,614.6	28.8
Corporate	2,341.4	162.8
Residential mortgage	0.0	0.0
Securitizations	35.5	34.5
Others	583.0	34.9
Market risk	n.a.	110.7
Standardized approach	n.a.	77.4
Interest rate risk	n.a.	54.9
Equities risk	n.a.	13.4
Foreign exchange risk	n.a.	2.5
Commodities risk	n.a.	6.4
Option transactions	n.a.	—
Internal models approach	n.a.	33.3
Operational risk	n.a.	313.2
Advanced measurement approach	n.a.	248.5
Gross profit allocation approach	n.a.	n.a.
Basic indicator approach	n.a.	64.6
Total required capital(2)	n.a.	4,728.1

Notes:

(1)	For credit risk, required capital is the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deductions from capital. For market risk, required capital is the market risk equivalent amount. For operational risk, required capital is the operational risk equivalent amount.
(2)	Total required capital (consolidated) is equal to 8% of the denominator used for purposes of calculating capital adequacy ratios.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries as of March 31, 2009 and September 30, 2009 on a consolidated basis calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the Financial Services Agency were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2009	September 30, 2009
Mizuho Corporate Bank
BIS standard:
Tier 1 capital ratio	8.48%	11.44%	2.96%
Capital adequacy ratio	11.89	14.53	2.64

Mizuho Bank(1)
Domestic standard:
Tier 1 capital ratio	6.66	7.50	0.84
Capital adequacy ratio	11.78	12.79	1.01
BIS standard:
Tier 1 capital ratio	5.82	7.46	1.64
Capital adequacy ratio	10.56	12.76	2.20

Mizuho Trust & Banking
BIS standard:
Tier 1 capital ratio	8.21	8.76	0.55
Capital adequacy ratio	13.37	13.84	0.47

Note:

(1)	The Bank for International Settlements standards apply only to banks with international operations. Because Mizuho Bank does not operate overseas, it is subject solely to domestic capital adequacy requirements. As such, information based on the Bank for International Settlements standards is included for reference purposes only.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of September 30, 2009.

Our securities subsidiaries in Japan are also subject to the capital adequacy rules of the Financial Services Agency under the Financial Instruments and Exchange Law. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. We believe, as of September 30, 2009, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

See note 14 “Commitments and contingencies” and note 15 “Variable interest entities and securitizations” to our consolidated financial statements included elsewhere in this report.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2009	September 30, 2009
	(in millions of yen)
Assets:
Cash and due from banks	2,732,912	2,724,570
Interest-bearing deposits in other banks	3,128,135	2,407,670
Call loans and funds sold	144,505	121,604
Receivables under resale agreements	6,276,539	8,733,996
Receivables under securities borrowing transactions	5,819,418	5,654,672
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥4,054,073 million at March 31, 2009 and ¥8,771,989 million at September 30, 2009) (Note 16)	31,006,311	33,480,613
Investments (Notes 4 and 16):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥2,502,478 million at March 31, 2009 and ¥2,771,656 million at September 30, 2009)	27,554,734	33,570,870
Held-to-maturity securities	179,134	404,529
Other investments	1,011,838	995,192
Loans (Notes 5, 6 and 16)	72,657,095	65,714,644
Allowance for loan losses	(869,786)	(930,691)

Loans, net of allowance	71,787,309	64,783,953
Premises and equipment—net	899,748	992,470
Due from customers on acceptances	54,208	45,570
Accrued income	296,208	281,514
Goodwill	15,016	15,016
Intangible assets (Note 3)	10,018	82,810
Deferred tax assets	791,462	729,464
Other assets (Notes 5 and 16)	3,375,536	3,380,070

Total assets	155,083,031	158,404,583

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2009	September 30, 2009
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	11,843,441	10,045,251
Interest-bearing deposits	67,114,628	66,114,942
Foreign:
Noninterest-bearing deposits	470,757	440,314
Interest-bearing deposits	7,646,901	7,588,154
Debentures	2,300,460	1,917,443
Due to trust accounts	986,148	1,045,344
Call money and funds purchased	6,449,830	6,316,744
Payables under repurchase agreements	9,183,363	13,893,525
Payables under securities lending transactions	4,302,824	5,990,389
Commercial paper	315,819	146,197
Other short-term borrowings	8,399,639	8,641,291
Trading account liabilities (Note 16)	21,507,485	21,423,611
Bank acceptances outstanding	54,208	45,570
Income taxes payable	22,239	18,620
Deferred tax liabilities	7,443	10,008
Accrued expenses	216,206	202,147
Long-term debt (including liabilities accounted for at fair value of ¥267,539 million at March 31, 2009 and ¥268,897 million at September 30, 2009) (Note 16)	8,017,770	8,246,933
Other liabilities (Note 16)	5,206,690	3,868,149

Total liabilities	154,045,851	155,954,632

Commitments and contingencies (Note 14)

Equity:
MHFG shareholders’ equity:
Preferred stock (Note 7)	948,641	630,976
Common stock (Note 7)—no par value, authorized 24,115,759,000 shares at March 31, 2009, and 24,115,759,000 shares at September 30, 2009, and issued 11,178,940,660 shares at March 31, 2009, and 15,181,366,260 shares at September 30, 2009	3,386,792	4,229,305
Accumulated deficit	(3,293,692)	(2,890,250)
Accumulated other comprehensive income (loss), net of tax	(189,476)	117,400
Less: Treasury stock, at cost—Common stock 11,335,903 shares at March 31, 2009, and 9,390,272 shares at September 30, 2009	(6,218)	(5,184)

Total MHFG shareholders’ equity	846,047	2,082,247
Noncontrolling interests	191,133	367,704

Total equity	1,037,180	2,449,951

Total liabilities and equity	155,083,031	158,404,583

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2008	2009
	(in millions of yen)
Interest and dividend income:
Loans, including fees	770,928	580,481
Investments:
Interest	144,793	104,581
Dividends	53,027	35,667
Trading account assets	162,537	100,833
Call loans and funds sold	5,555	1,599
Receivables under resale agreements and securities borrowing transactions	157,407	25,681
Deposits	31,072	4,662

Total interest and dividend income	1,325,319	853,504

Interest expense:
Deposits	295,240	112,185
Debentures	9,420	6,714
Trading account liabilities	12,818	9,784
Call money and funds purchased	31,744	7,668
Payables under repurchase agreements and securities lending transactions	203,046	26,417
Other short-term borrowings	32,132	14,135
Long-term debt	104,738	104,042

Total interest expense	689,138	280,945

Net interest income	636,181	572,559
Provision for loan losses (Notes 5 and 6)	136,167	197,634

Net interest income after provision for loan losses	500,014	374,925

Noninterest income:
Fees and commissions	278,612	285,659
Foreign exchange gains (losses)—net	61,699	(16,978)
Trading account gains (losses)—net	(290,607)	217,597
Investment gains (losses)—net (Note 4)	(49,347)	41,237
Gains on disposal of premises and equipment	14,302	6,649
Other noninterest income (Notes 3 and 17)	81,807	184,408

Total noninterest income	96,466	718,572

Noninterest expenses:
Salaries and employee benefits (Note 12)	248,385	299,391
General and administrative expenses	251,190	245,238
Occupancy expenses	86,441	84,589
Fees and commission expenses	58,008	48,070
Provision (credit) for losses on off-balance-sheet instruments	28,894	(20,925)
Other noninterest expenses (Notes 5, 13, and 17)	75,387	129,611

Total noninterest expenses	748,305	785,974

Income (loss) before income tax expense (benefit)	(151,825)	307,523
Income tax expense (benefit)	317,149	(164,562)

Net income (loss)	(468,974)	472,085
Less: Net income (loss) attributable to noncontrolling interests	(16,783)	37,538

Net income (loss) attributable to MHFG shareholders	(452,191)	434,547

	(in yen)
Earnings per common share (Note 10):
Basic net income (loss) per common share	(40.03)	34.10

Diluted net income (loss) per common share	(40.03)	28.46

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2008	2009
	(in millions of yen)
Preferred stock (Note 7):
Balance at beginning of period	980,430	948,641
Change during period	(28,988)	(317,665)

Balance at end of period	951,442	630,976

Common stock (Note 7):
Balance at beginning of period	3,437,420	3,386,792
Issuance of new shares of common stock	—	533,888
Issuance of new shares of common stock by conversion of preferred stock	—	317,665
Cancellation of common stock	(54,740)	—
Gains (losses) on sales of treasury stock	107	(661)
Stock-based compensation	—	1,119
Change in ownership interest in consolidated subsidiaries	—	(9,498)

Balance at end of period	3,382,787	4,229,305

Accumulated deficit:
Balance at beginning of period, previously reported	(2,066,604)	(3,293,692)
Cumulative effect of change in accounting principles, net of tax (Notes 2 and 4)	27,837	99,910
Balance at beginning of period, adjusted	(2,038,767)	(3,193,782)
Net income (loss)	(452,191)	434,547
Dividends declared	(133,898)	(131,015)
Cancellation of common stock	(62,581)	—

Balance at end of period	(2,687,437)	(2,890,250)

Accumulated other comprehensive income, net of tax:
Unrealized net gains on available-for-sale securities (Note 4):
Balance at beginning of period, previously reported	1,103,213	348,789
Cumulative effect of change in accounting principles (Notes 2 and 4)	(17,269)	(99,910)
Balance at beginning of period, adjusted	1,085,944	248,879
Change during period	(331,886)	380,874

Balance at end of period	754,058	629,753

Foreign currency translation adjustments:
Balance at beginning of period	(71,125)	(166,575)
Change during period	(27,993)	6,534

Balance at end of period	(99,118)	(160,041)

Pension liability adjustments:
Balance at beginning of period	(112,026)	(371,690)
Change during period	3,888	19,378

Balance at end of period	(108,138)	(352,312)

Balance at end of period	546,802	117,400

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)—(Continued)

	Six months ended September 30,
	2008	2009
	(in millions of yen)
Treasury stock, at cost:
Balance at beginning of period	(2,508)	(6,218)
Purchases of treasury stock	(150,272)	(3)
Disposal of treasury stock	141	1,037
Cancellation of treasury stock	146,308	—
Other	60	—

Balance at end of period	(6,271)	(5,184)

Total MHFG shareholders’ equity	2,187,323	2,082,247

Noncontrolling interests:
Balance at beginning of period	299,357	191,133
Effect of business combination (Note 3)	—	151,584
Effect of increase/decrease in consolidated subsidiaries	9,130	(21,770)
Dividends paid to noncontrolling interests	(6,544)	(3,796)
Net income (loss) attributable to noncontrolling interests	(16,783)	37,538
Unrealized net gains on available-for-sale securities attributable to noncontrolling interests	(7,682)	12,243
Foreign currency translation adjustments attributable to noncontrolling interests	(1,684)	(435)
Pension liability adjustments attributable to noncontrolling interests	72	1,207

Balance at end of period	275,866	367,704

Total equity	2,463,189	2,449,951

Comprehensive income (loss):
Net income (loss)	(468,974)	472,085
Other comprehensive income (loss)	(365,286)	421,404

Total comprehensive income (loss)	(834,260)	893,489
Less: Total comprehensive income (loss) attributable to noncontrolling interests	(26,078)	50,554

Total comprehensive income (loss) attributable to MHFG shareholders	(808,182)	842,935

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2008	2009
	(in millions of yen)
Cash flows from operating activities:
Net income (loss)	(468,974)	472,085
Less: Net income (loss) attributable to noncontrolling interests	(16,783)	37,538

Net income (loss) attributable to MHFG shareholders	(452,191)	434,547
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	72,163	76,480
Provision for loan losses	136,167	197,634
Investment losses (gains)—net	49,347	(41,237)
Foreign exchange losses (gains)—net	7,905	(32,832)
Deferred income tax expense (benefit)	284,249	(175,373)
Net change in trading account assets	4,773,509	(2,004,459)
Net change in trading account liabilities	(2,226,069)	(665,218)
Net change in loans held for sale	115,679	5,217
Net change in accrued income	7,230	22,193
Net change in accrued expenses	(39,439)	(19,968)
Other—net	143,167	177,550

Net cash provided by (used in) operating activities	2,871,717	(2,025,466)

Cash flows from investing activities:
Proceeds from sales of available-for-sale securities	25,609,292	17,597,732
Proceeds from maturities of available-for-sale securities	9,652,979	7,045,928
Purchases of available-for-sale securities	(35,796,349)	(31,158,815)
Proceeds from maturities of held-to-maturity securities	367,293	65,302
Purchases of held-to-maturity securities	—	(300,403)
Proceeds from sales of other investments	32,400	9,043
Purchases of other investments	(72,276)	(58,962)
Proceeds from sales of loans	192,989	159,551
Net change in loans	(1,703,464)	6,605,631
Net change in interest-bearing deposits in other banks	(426,802)	636,022
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(1,069,870)	(1,930,780)
Proceeds from sales of premises and equipment	5,851	173
Purchases of premises and equipment	(78,092)	(105,492)
Cash and due from banks acquired in business combination (Note 3)	—	118,703

Net cash used in investing activities	(3,286,049)	(1,316,367)

Cash flows from financing activities:
Net change in deposits	(151,766)	(2,738,586)
Net change in debentures	(439,819)	(383,017)
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	1,808,275	6,050,359
Net change in due to trust accounts	(107,193)	59,196
Net change in commercial paper and other short-term borrowings	(420,768)	(244,811)
Proceeds from issuance of long-term debt	1,159,977	1,071,898
Repayment of long-term debt	(863,677)	(873,780)
Proceeds from noncontrolling interests	7,666	1,267
Payment to noncontrolling interests	(6,989)	(10,368)
Proceeds from issuance of common stock	—	533,888
Proceeds from sales of treasury stock	114	3
Purchases of treasury stock	(150,272)	(3)
Dividends paid	(133,203)	(130,113)
Dividends paid to noncontrolling interests	(6,544)	(3,796)

Net cash provided by financing activities	695,801	3,332,137

Effect of exchange rate changes on cash and due from banks	(5,775)	1,354

Net increase (decrease) in cash and due from banks	275,694	(8,342)
Cash and due from banks at beginning of period	2,085,847	2,732,912

Cash and due from banks at end of period	2,361,541	2,724,570

Supplemental disclosure of cash flow information:
Noncash investing activities:
Transfer from loans into other investments	—	2,222
Investment in capital leases	334	821
Noncash assets acquired and liabilities assumed at fair value in business combination (Note 3):
Noncash assets acquired at fair value	—	2,200,521
Noncash liabilities assumed at fair value	—	2,025,753

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 17 “Business segment information”.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. The consolidated financial statements also include the accounts of the variable interest entities (“VIEs”) for which MHFG or its subsidiaries have been determined to be the primary beneficiary under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated in consolidation. The MHFG Group accounts for investments in entities over which it has significant influence using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Investment gains (losses)—net.

The unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the annual financial statements for the fiscal year ended March 31, 2009.

Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, deferred tax assets, derivative financial instruments, investments and pension and other employee benefits. Actual results could differ from estimates and assumptions made.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In June 2009, the FASB announced that the ASC would be officially launched on July 1, 2009. The ASC reorganizes the thousands of U.S. GAAP pronouncements into roughly 90 accounting topics, and does not change U.S. GAAP.

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No.168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No.162”, which is now included in ASC 105, “Generally Accepted Accounting

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

Principles” (“ASC 105”). The statement establishes the ASC as the single source of authoritative U.S. GAAP recognized by the FASB to be applied in the preparation of financial statements of nongovernmental entities. The statement is effective for interim and annual reporting periods ending after September 15, 2009. The adoption of the statement had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In December 2007, the FASB issued SFAS No.141 (revised 2007), “Business Combinations”, which is now included in ASC 805, “Business Combinations” (“ASC 805”). The statement establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree, (2) recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. In April 2009, the FASB issued FASB Staff Position (“FSP”) No.FAS141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, which is now included in ASC 805. The pronouncement provides the guidance for initial recognition and measurement of all assets acquired and liabilities assumed in a business combination that arise from contingencies as well as subsequent measurement and accounting of such assets and liabilities. As a result of the transaction discussed in Note 3 “Business Combination”, the MHFG Group recognized an increase in pretax income of ¥106,674 million, which consists of a gain on the bargain purchase of ¥106,310 million and a gain of ¥364 million resulting from the remeasurement of preexisting shares, during the six months ended September 30, 2009.

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No.51” (“ASC 810-10-65”). ASC 810-10-65 establishes accounting and reporting standards for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. ASC 810-10-65 requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. ASC 810-10-65 is effective for fiscal years beginning on or after December 15, 2008. The adoption of ASC 810-10-65 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In February 2008, the FASB issued FSP No.FAS140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”, which is now included in ASC 860, “Transfers and Servicing” (“ASC 860”). The pronouncement provides that if an initial transfer of a financial asset and a repurchase financing that is entered into contemporaneously with, or in contemplation of, the initial transfer meet certain conditions, the initial transfer shall be accounted for separately from the repurchase financing. Otherwise, the initial transfer and repurchase financing should be evaluated as a linked transaction, which shall be accounted for based on the economics of the combined transactions. The pronouncement is effective for fiscal years beginning after November 15, 2008. The adoption of the pronouncement did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In March 2008, the FASB issued SFAS No.161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No.133”, which is now included in ASC 815, “Derivatives and Hedging” (“ASC 815”). The statement requires enhanced disclosures about derivative instruments and hedged items. The statement is effective for fiscal years beginning after November 15, 2008. The statement is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

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(Unaudited)—(Continued)

In June 2008, the FASB Emerging Issues Task Force (“EITF”) reached a consensus on Issue No.07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”, which is now included in ASC 815. The consensus provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. The consensus is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The adoption of the consensus did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In November 2008, the EITF reached a consensus on Issue No.08-6, “Equity Method Investment Accounting Considerations”, which is now included in ASC 323, “Investments-Equity Method and Joint Ventures” (“ASC 323”). The consensus clarifies the accounting for (1) initial measurement, (2) decrease in investment value and (3) change in level of ownership or degree of influence related to equity method investments. The consensus is effective for reporting periods beginning after December 15, 2008. The adoption of the consensus did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In April 2009, the FASB issued FSP No.FAS107-1 and APB28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“ASC 825-10-65”). ASC 825-10-65 requires disclosures about the fair value of financial instruments for interim financial reporting periods of publicly traded companies as well as in annual financial statements. ASC 825-10-65 also amends ASC 270, “Interim Reporting” (“ASC 270”), to require those disclosures in summarized financial information at interim reporting periods. ASC 825-10-65 is effective for interim reporting periods ending after June 15, 2009. ASC 825-10-65 is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In April 2009, the FASB issued FSP No.FAS157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“ASC 820-10-65”). ASC 820-10-65 provides additional guidance for estimating fair value, when the volume and level of activity for the asset or liability have significantly decreased. ASC 820-10-65 also includes guidance on identifying circumstances that indicate a transaction is not orderly. In addition, ASC 820-10-65 requires detailed disclosures for debt and equity securities. ASC 820-10-65 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of ASC 820-10-65 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In April 2009, the FASB issued FSP No.FAS115-2 and FAS124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“ASC 320-10-65”), which amends the other-than-temporary impairment model for debt securities. ASC 320-10-65 requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. In addition, ASC 320-10-65 expands existing disclosures and requires new disclosures about other-than-temporary impairments. ASC 320-10-65 is effective for interim and annual reporting periods ending after June 15, 2009. The MHFG Group adopted ASC 320-10-65 as of April 1, 2009 that resulted in a decrease to the beginning balance of Accumulated deficit of ¥99,910 million, which was reclassified to Accumulated other comprehensive income, net of tax. See Note 4 “Investments” for further discussion of the impact of ASC 320-10-65.

In May 2009, the FASB issued SFAS No.165, “Subsequent Events”, which is now included in ASC 855, “Subsequent Events” (“ASC 855”). The statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be

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(Unaudited)—(Continued)

issued. The statement is effective for interim or annual financial periods ending after June 15, 2009. The adoption of the statement did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No.2009-05, “Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value” (“ASU No.2009-05”). The ASU provides new guidance clarifying how to measure the fair value of liabilities, particularly in circumstances in which a quoted price in an active market for the identical liability is not available. It also clarifies that a restriction preventing the transfer of a liability should not be considered as a separate input or adjustment in measurement of the fair value. The ASU is effective for the first reporting period, including interim periods, beginning after issuance. The MHFG Group does not expect that the adoption of ASU No.2009-05 will have a material impact on its consolidated results of operations or financial condition.

In September 2009, the FASB issued ASU No.2009-12, “ Fair Value Measurements and Disclosures (Topic 820)—Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU No.2009-12”). The ASU permits, as a practical expedient, a reporting entity to measure the fair value of an alternative investment on the basis of the net asset value per share (“NAV”), if certain criteria are met. The ASU only applies to investments that do not have a readily determinable fair value in investment companies or similar entities. The ASU also provides guidance on the clarification of fair value hierarchy for such investments and requires enhanced disclosures by each major category of those investments. The ASU is effective for interim and annual reporting periods ending after December 15, 2009. The MHFG Group does not expect the adoption of ASU No.2009-12 will have a material impact on its consolidated results of operations or financial condition.

In January 2010, the FASB issued ASU No.2010-02, “Consolidation (Topic 810)—Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification” (“ASU No.2010-02”). The ASU amends ASC 810-10 and related guidance within U.S. GAAP to clarify the scope of decreases in ownership. The ASU also expands disclosure requirements about (1) the valuation techniques used to measure the fair value of retained investments in the former subsidiary and (2) the nature of continuing involvement and related party relationships. The ASU is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009 and the amendments should be applied retrospectively to the first period that ASC 810-10-65 was adopted. The MHFG Group does not expect the adoption of ASU No.2010-02 will have a material impact on its consolidated results of operations or financial condition.

In January 2010, the FASB issued ASU No.2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements” (“ASU No.2010-06”). The ASU provides amendments to ASC 820-10 that require new disclosures regarding (1) transfers in and out of Levels 1 and 2 and (2) activity in Level 3 fair value measurements. The ASU also provides amendments to ASC 820-10 that clarify existing disclosures regarding (1) level of disaggregation and (2) inputs and valuation techniques. The ASU is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the activity in Level 3 fair value measurements, which do not become effective until fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. ASU No.2010-06 is an accounting principle which expands disclosure requirements, and has no impact on the MHFG Group’s consolidated results of operations or financial condition.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

3. Business Combination

Shinko Securities Co., Ltd. (“Shinko”) was a broker and dealer in securities and an equity method affiliate of the MHFG Group in which the Group owned 27.32 percent of the voting equity interests immediately before the business combination. On May 7, 2009, MHFG exchanged 30.30 percent of the voting equity interests in Mizuho Securities Co., Ltd. (“MHSC”) for 32.19 percent of the voting equity interests in Shinko and merged the two entities, in order to strengthen the Group’s securities arm so it is more competitive in a market with high uncertainty, improve its service providing capabilities and enable it to offer financial services to clients on a global basis.

This transaction was accounted for as a bargain purchase because the opening market price of Shinko’s common shares on the acquisition date was less than the fair value of net assets per common share. As a result, a pretax gain of ¥106,310 million is recorded in Other noninterest income during the six months ended September 30, 2009.

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(Unaudited)—(Continued)

The following table summarizes the consideration paid for Shinko and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interests in Shinko.

At May 7, 2009
(in millions of yen)
Consideration
Equity instruments (3,451,755 common shares of MHSC)	58,600

Fair value of total consideration transferred	58,600
Fair value of MHFG’s equity interests in Shinko held before the business combination	49,265

107,865

Recognized amounts of identifiable assets acquired
Cash and due from banks	118,725
Interest-bearing deposits in other banks	32,344
Receivables under securities borrowing transactions	831,839
Trading account assets	1,008,004
Investments	98,937
Loans	14,248
Premises and equipment	57,004
Accrued income	7,462
Intangible assets (Note)	73,949
Other assets	76,734
Recognized amounts of identifiable liabilities assumed
Call money and funds purchased	41,000
Payables under repurchase agreements	27,111
Payables under securities lending transactions	745,131
Other short-term borrowings	357,813
Trading account liabilities	671,841
Income taxes payable	490
Deferred tax liabilities	25,633
Accrued expenses	5,777
Long-term debt	75,795
Other liabilities	75,162

Total identifiable net assets	293,493

Noncontrolling interests in Shinko	79,318
Gain on the bargain purchase	106,310

107,865

Note:	Amounts represent customer relationships subject to amortization, of which the weighted-average amortization period is 16 years.

The fair value of the 3,451,755 common shares of MHSC as the consideration paid for Shinko (¥58,600 million) and the noncontrolling interests in Shinko (¥79,318 million) were determined on the basis of the opening market price of Shinko’s common shares on the acquisition date.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The MHFG Group recognized a gain of ¥364 million as a result of remeasuring to fair value its 27.32 percent of the voting equity interests in Shinko held before the business combination. The gain is included in Other noninterest income in the Group’s consolidated statements of income for the six months ended September 30, 2009.

The revenue and earnings of Shinko since the acquisition date included in the Group’s consolidated statements of income for the six months ended September 30, 2009 are not material. Furthermore, the revenue and earnings of the MHFG Group, other than a gain on the bargain purchase described above, would not differ significantly than those reported in the consolidated statements of income if the business combination had occurred as of April 1, 2008 or April 1, 2009.

4. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2009 and September 30, 2009 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
March 31, 2009
Available-for-sale securities:
Debt securities:
Japanese government bonds	18,450,323	36,243	28,448	18,458,118
Japanese local gov’t bonds	69,485	731	219	69,997
U.S. Treasury bonds	189,491	3,770	—	193,261
Other foreign gov’t bonds	181,871	911	778	182,004
Agency mortgage-backed securities (Note)	208,277	1,089	3,547	205,819
Japanese corporate bonds	2,125,965	9,887	4,534	2,131,318
Japanese other debt securities	2,539,325	9,476	32,842	2,515,959
Foreign corporate bonds and other debt securities	946,045	15,895	33,749	928,191
Equity securities (marketable)	2,237,254	801,431	168,618	2,870,067

Total	26,948,036	879,433	272,735	27,554,734

Held-to-maturity securities:
Debt securities:
Japanese government bonds	50,039	101	—	50,140
Japanese local gov’t bonds	11,189	4	—	11,193
U.S. Treasury bonds	117,906	1,466	—	119,372

Total	179,134	1,571	—	180,705

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(Unaudited)—(Continued)

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
September 30, 2009
Available-for-sale securities:
Debt securities:
Japanese government bonds	24,391,480	29,928	76,079	24,345,329
Japanese local gov’t bonds	112,164	1,793	13	113,944
U.S. Treasury bonds	89,260	12	426	88,846
Other foreign gov’t bonds	233,228	702	936	232,994
Agency mortgage-backed securities (Note)	394,163	4,090	794	397,459
Residential mortgage-backed securities	1,082,899	9,064	9,788	1,082,175
Commercial mortgage-backed securities	754,661	187	25,541	729,307
Japanese corporate bonds	2,239,317	26,781	1,418	2,264,680
Japanese other debt securities	505,227	8,415	1,287	512,355
Foreign corporate bonds and other debt securities	606,677	21,419	8,738	619,358
Equity securities (marketable)	2,085,942	1,105,331	6,850	3,184,423

Total	32,495,018	1,207,722	131,870	33,570,870

Held-to-maturity securities:
Debt securities:
Japanese government bonds	350,402	2,848	—	353,250
U.S. Treasury bonds	54,127	67	—	54,194

Total	404,529	2,915	—	407,444

Note:	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥49,154 million and ¥156,665 million, respectively, at March 31, 2009, and ¥44,666 million and ¥352,793 million, respectively, at September 30, 2009. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at September 30, 2009 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final or contractual maturities.

	Available-for-sale debt securities		Held-to-maturity debt securities
	Amortized cost	Fair value	Amortized cost	Fair value
	(in millions of yen)
Due in one year or less	12,079,160	12,090,327	104,147	104,294
Due after one year through five years	13,172,052	13,191,725	300,382	303,150
Due after five years through ten years	2,411,746	2,381,181	—	—
Due after ten years	2,746,118	2,723,214	—	—

Total	30,409,076	30,386,447	404,529	407,444

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following tables show the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2009 and September 30, 2009:

	Less than 12 months		12 months or more		Total
	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses
	(in millions of yen)
March 31, 2009
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,362,022	28,448	—	—	5,362,022	28,448
Japanese local gov’t bonds	20,535	121	16,668	98	37,203	219
U.S. Treasury bonds	13	—	4	—	17	—
Other foreign gov’t bonds	43,755	778	—	—	43,755	778
Agency mortgage-backed securities (Note)	89,357	1,484	58,186	2,063	147,543	3,547
Japanese corporate bonds	1,307,149	1,274	84,835	3,260	1,391,984	4,534
Japanese other debt securities	436,133	3,282	1,223,322	29,560	1,659,455	32,842
Foreign corporate bonds and other debt securities	47,982	699	364,824	33,050	412,806	33,749
Equity securities (marketable)	835,997	168,598	45	20	836,042	168,618

Total	8,142,943	204,684	1,747,884	68,051	9,890,827	272,735

Held-to-maturity securities:
Total	—	—	—	—	—	—

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(Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses
	(in millions of yen)
September 30, 2009
Available-for-sale securities:
Debt securities:
Japanese government bonds	7,052,023	53,200	1,001,760	22,879	8,053,783	76,079
Japanese local gov’t bonds	2,437	2	267	11	2,704	13
U.S. Treasury bonds	79,146	426	4	—	79,150	426
Other foreign gov’t bonds	51,152	936	—	—	51,152	936
Agency mortgage-backed securities (Note)	30,517	63	65,009	731	95,526	794
Residential mortgage-backed securities	63,639	672	509,961	9,116	573,600	9,788
Commercial mortgage-backed securities	3,823	177	681,650	25,364	685,473	25,541
Japanese corporate bonds	27,283	146	32,090	1,272	59,373	1,418
Japanese other debt securities	20,510	568	111,137	719	131,647	1,287
Foreign corporate bonds and other debt securities	47,220	66	249,689	8,672	296,909	8,738
Equity securities (marketable)	57,803	6,310	4,830	540	62,633	6,850

Total	7,435,553	62,566	2,656,397	69,304	10,091,950	131,870

Held-to-maturity securities:
Total	—	—	—	—	—	—

Note:	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥4,081 million and ¥91,445 million, respectively, at September 30, 2009. There were no U.S. agency securities in a loss position at March 31, 2009. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

The MHFG Group performs periodic reviews to identify impaired securities. Impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the MHFG Group’s ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity.

Effective April 1, 2009, the MHFG Group adopted ASC 320-10-65, which amends the other-than-temporary impairment model for debt securities. Under the new model, if an entity has the intent to sell a debt security or more likely than not will be required to sell a debt security before recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss shall be recognized immediately through earnings. Other than either case described above, an entity must evaluate expected cash flows to be received and determine if a

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(Unaudited)—(Continued)

credit loss exists, and if so, the amount of other-than-temporary impairment related to the credit loss shall be recognized in earnings, while the remaining decline in fair value shall be recognized in other comprehensive income, net of applicable taxes. As ASC 320-10-65 does not affect the other-than-temporary impairment model for equity securities, equity securities deemed other-than-temporarily impaired are written down to fair value, with the full decline recognized in earnings.

For certain Japanese government bonds held at April 1, 2009 for which an other-than-temporary impairment was previously recognized, the MHFG Group recorded the cumulative effect of initially applying ASC 320-10-65 as a decrease to the beginning balance of Accumulated deficit with a corresponding adjustment to Accumulated other comprehensive income (loss), net of tax. Considering the factors that the MHFG Group does not intend to sell those securities, it is not more likely than not that the Group will be required to sell them before recovery of their amortized cost basis, and no credit deterioration exists in those securities, ¥99,910 million of other-than-temporary impairment charges previously recorded through earnings are reclassified to Accumulated other comprehensive income (loss), net of tax.

The MHFG Group has determined that the unrealized losses on investments in a continuous loss position for 12 months or more at September 30, 2009, are not other-than-temporary, because such losses have resulted primarily from reduced liquidity, not due to credit deterioration, the Group has no intent to sell nor is it more likely than not the Group will be required to sell those securities before recovery of their amortized costs.

For the six months ended September 30, 2008 and 2009, losses resulting from write-downs for other-than-temporary impairment on available-for-sale securities were ¥198,330 million and ¥81,664 million, respectively. No impairment losses were recorded on held-to-maturity securities for those periods. For the six months ended September 30, 2009, all the other-than-temporary impairment losses were recorded through earnings, not other comprehensive income.

For the six months ended September 30, 2009, proceeds from sales of available-for-sale securities were ¥17,598 billion. Gross realized gains and losses on those sales were ¥117,419 million and ¥17,693 million, respectively, and net losses reclassified out of Accumulated other comprehensive income (loss) into earnings were ¥20,096 million for the six months ended September 30, 2009.

Other investments

The following table summarizes the composition of other investments:

	March 31, 2009	September 30, 2009
	(in millions of yen)
Equity method investments	284,635	275,177
Investments held by consolidated investment companies	88,159	99,418
Other equity interests	639,044	620,597

Total other investments	1,011,838	995,192

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities carried at ¥49,694 million and ¥3,988 million, at March 31, 2009 and September 30, 2009, respectively. The aggregated market values of those marketable equity securities were ¥50,132 million and ¥7,663 million, respectively.

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(Unaudited)—(Continued)

Investments held by consolidated investment companies

The MHFG Group consolidates certain investment companies for which it has control either through ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable investments.

Other equity interests

Other equity interests consist primarily of non-marketable equity securities outside the scope of ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”), for which the MHFG Group has neither significant influence nor control over the investees. These securities are stated at acquisition cost, with other-than-temporary impairment, if any, included in earnings. The fair values of these securities at March 31, 2009 and September 30, 2009 were not readily determinable. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

5. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2009 and September 30, 2009.

	March 31, 2009(1)	September 30, 2009
	(in millions of yen)
Domestic:
Manufacturing	8,903,487	8,352,821
Construction	1,305,643	1,226,228
Real estate	7,302,320	7,065,991
Services	5,324,301	5,188,939
Wholesale and retail	5,977,851	5,518,340
Transportation	2,715,894	2,644,318
Banks and other financial institutions	4,726,941	4,388,381
Government and public institutions	8,655,122	5,830,298
Other industries(2)	4,635,987	3,988,700
Individuals:
Mortgage loans	11,066,432	11,039,103
Other	832,279	816,848

Total domestic	61,446,257	56,059,967

Foreign:
Commercial and industrial	8,680,337	7,609,671
Banks and other financial institutions	2,223,733	1,826,711
Government and public institutions	300,524	258,151
Other(2)	94,263	41,500

Total foreign	11,298,857	9,736,033

Total	72,745,114	65,796,000
Less: Unearned income and deferred loan fees—net	88,019	81,356

Total loans before allowance for loan losses	72,657,095	65,714,644

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Notes:
(1)	Following the revision of Japan Standard Industrial Classification, the MHFG Group partially changed the classification of the industry. Certain amounts in the prior period have been reclassified to conform to the current period’s presentation.
(2)	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated VIEs.

Impaired loans

The MHFG Group considers both loans that are subject to impairment under ASC 310, “Receivables” (“ASC 310”) and small balance, homogenous loans to be impaired when it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Restructured loans and loans that are 90 days or more delinquent are generally considered to be impaired. All of the MHFG Group’s impaired loans are designated as nonaccrual loans. A summary of the recorded balances of impaired loans and the related allowance for loan losses at March 31, 2009 and September 30, 2009 is shown below:

	March 31, 2009		September 30, 2009
	Recorded impaired loan balance	Allowance for loan losses on impaired loans	Recorded impaired loan balance	Allowance for loan losses on impaired loans
	(in millions of yen)
Impaired loans requiring an allowance for loan losses	1,147,771	440,340	1,133,896	488,079
Impaired loans not requiring an allowance for loan losses (Note)	284,277	—	312,066	—

Total	1,432,048	440,340	1,445,962	488,079

Note:	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.

Loans held for sale

Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower cost or fair value. The outstanding balance of loans held for sale was ¥80,500 million and ¥72,695 million at March 31, 2009 and September 30, 2009, respectively. Valuation losses related to those loans held for sale of ¥19,107 million and ¥8,139 million were reported in Other noninterest expenses for the six months ended September 30, 2008 and 2009, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

6. Allowance for loan losses

Changes in Allowance for loan losses for the six months ended September 30, 2008 and 2009 are shown below:

	Six months ended September 30,
	2008	2009
	(in millions of yen)
Balance at beginning of period	649,803	869,786

Provision for loan losses	136,167	197,634

Charge-offs	138,115	149,276
Less: Recoveries	16,128	18,242

Net charge-offs	121,987	131,034

Others (Note)	(4,649)	(5,695)

Balance at end of period	659,334	930,691

Note:	Others include primarily foreign exchange translation.

7. Preferred and common stock

The composition of preferred stock at March 31, 2009 and September 30, 2009 is as follows:

March 31, 2009	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Eleventh series class XI preferred stock	914,752	1,369,512,000	914,752,000	2,801,000
Class XII preferred stock	—	1,500,000,000	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—

Total	951,442	4,369,512,000	951,442,000	2,801,000

September 30, 2009	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Eleventh series class XI preferred stock	914,752	1,369,512,000	914,752,000	320,466,000
Class XII preferred stock	—	1,500,000,000	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—

Total	951,442	4,369,512,000	951,442,000	320,466,000

Note:	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.

The number of issued shares of common stock at March 31, 2009 and September 30, 2009 was 11,178,940,660 shares and 15,181,366,260 shares, respectively. The increase of 4,002,425,600 shares was due to conversion of preferred stock by holders (1,002,425,600 shares), issuance of new shares by public offering on July 23, 2009 (2,804,400,000 shares) and issuance of new shares by way of third-party allotment on August 5, 2009 (195,600,000 shares).

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

8. Dividends

Dividends on preferred stock and common stock during the six months ended September 30, 2008 and 2009 were as follows:

September 30, 2008	Cash dividends
	Per share(1)	In aggregate(2)
Class of stock	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	18,875
Thirteenth series class XIII preferred stock	30	1,101
Common stock	10	113,922

Total		133,898

September 30, 2009	Cash dividends
	Per share	In aggregate(2)
Class of stock	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20	18,239
Thirteenth series class XIII preferred stock	30	1,101
Common stock	10	111,676

Total		131,016

Notes:
(1)	An allotment of shares or fractions of a share without consideration was made to all shareholders and holders of fractional shares at the rate of 999 shares per one share and 9.99 shares per every 0.01 of a share, effective on January 4, 2009. Dividends per share for the six months ended September 30, 2008 have been adjusted retroactively to reflect the allotment.
(2)	Dividends paid on treasury stock are excluded.

9. Regulatory matters

Regulatory capital requirements

MHFG, Mizuho Corporate Bank, Ltd. (“MHCB”), Mizuho Bank, Ltd. (“MHBK”), and Mizuho Trust & Banking Co., Ltd. (“MHTB”) are subject to regulatory capital requirements administered by the Financial Services Agency (“FSA”) in accordance with the provisions of the Banking Law and related regulations.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Capital adequacy ratios of MHFG, MHCB, MHBK, and MHTB as of March 31, 2009 and September 30, 2009 calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the FSA are set forth in the following table:

	March 31, 2009		September 30, 2009
	Amount	Ratio	Amount	Ratio
	(in millions of yen, except percentages)
Consolidated:
MHFG:
Tier 1 capital:
Required	2,359,357	4.00	2,364,093	4.00
Actual	3,766,364	6.38	5,148,723	8.71
Total risk-based capital:
Required	4,718,715	8.00	4,728,186	8.00
Actual	6,226,996	10.55	7,632,672	12.91
MHCB:
Tier 1 capital:
Required	1,271,636	4.00	1,322,882	4.00
Actual	2,697,855	8.48	3,784,577	11.44
Total risk-based capital:
Required	2,543,272	8.00	2,645,763	8.00
Actual	3,781,869	11.89	4,805,653	14.53
MHBK:
Tier 1 capital:
Required	509,567	2.00	489,443	2.00
Actual	1,696,967	6.66	1,837,165	7.50
Total risk-based capital:
Required	1,019,135	4.00	978,886	4.00
Actual	3,002,758	11.78	3,130,968	12.79
MHTB:
Tier 1 capital:
Required	122,403	4.00	122,602	4.00
Actual	251,360	8.21	268,631	8.76
Total risk-based capital:
Required	244,805	8.00	245,204	8.00
Actual	409,263	13.37	424,228	13.84

Non-consolidated:
MHCB:
Tier 1 capital:
Required	1,229,695	4.00	1,206,616	4.00
Actual	1,862,691	6.05	3,136,899	10.39
Total risk-based capital:
Required	2,459,390	8.00	2,413,232	8.00
Actual	3,613,398	11.75	4,707,084	15.60
MHBK:
Tier 1 capital:
Required	495,130	2.00	469,615	2.00
Actual	1,645,426	6.64	1,798,210	7.65
Total risk-based capital:
Required	990,261	4.00	939,231	4.00
Actual	2,916,328	11.78	3,054,933	13.01
MHTB:
Tier 1 capital:
Required	120,568	4.00	120,309	4.00
Actual	247,916	8.22	266,794	8.87
Total risk-based capital:
Required	241,136	8.00	240,619	8.00
Actual	404,090	13.40	422,292	14.04

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy rules of the FSA under the Financial Instruments and Exchange Law. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.

Management believes, as of September 30, 2009, that MHFG, MHCB, MHBK, MHTB, and their securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

10. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

On January 4, 2009, MHFG abolished the fractional share system and adopted the unit share system concurrently with the allotment of shares or fractions of a share without consideration. The allotment was made at the rate of 999 shares per one share and 9.99 shares per every 0.01 of a share. Therefore, as a result of the allotment, the number of shares has increased a thousandfold. The computations of basic and diluted earnings per common share are adjusted retroactively.

The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2008 and 2009:

	Six months ended September 30,
	2008	2009
	(in millions of yen)
Net income (loss):
Net income (loss) attributable to MHFG shareholders	(452,191)	434,547
Less: Net income (loss) attributable to preferred shareholders	—	—

Net income (loss) attributable to common shareholders	(452,191)	434,547

Effect of dilutive securities:
Convertible preferred stock	—	—
Stock compensation-type stock options	—	(7)

Net income (loss) attributable to common shareholders after assumed conversions	(452,191)	434,540

	Six months ended September 30,
	2008	2009
	(thousands of shares)
Shares:
Weighted average common shares outstanding	11,294,955	12,743,595

Effect of dilutive securities:
Convertible preferred stock	— (1)	2,519,737	(2)
Stock compensation-type stock options	—	4,050

Weighted average common shares after assumed conversions	11,294,955	15,267,382

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Six months ended September 30,
	2008	2009
	(in yen)
Amounts per common share:
Basic net income (loss) per common share	(40.03)	34.10

Diluted net income (loss) per common share	(40.03)	28.46

Notes:
(1)	For the six months ended September 30, 2008, the computation of diluted earnings per common share did not assume conversion of convertible preferred stock, as the effect of such conversion would be anti-dilutive due to the net loss.
(2)	For the six months ended September 30, 2009, the number of the dilutive common shares is based on the applicable conversion prices.

11. Income taxes

The statutory tax rate as of September 30, 2008 and 2009 is 40.69%. The effective tax rates, (208.89%) and (53.51%) for the six months ended September 30, 2008 and 2009, respectively, differ from the statutory tax rate mainly because of the change in the valuation allowance for deferred tax assets. The change is primarily due to the change in the sources of future taxable income, which mainly reflects the change in unrealized gains on available-for-sale securities.

At September 30, 2009, the MHFG Group had net operating loss carryforwards totaling ¥6,319 billion.

The total amount of unrecognized tax benefits was ¥1,400 million at September 30, 2009, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

The following table is a roll-forward of unrecognized tax benefits for the six months ended September 30, 2008 and 2009:

	Six months ended September 30,
	2008	2009
	(in millions of yen)
Total unrecognized tax benefits at beginning of period	4,923	11,639

Gross amount of increases related to positions taken during prior years	8,387	42
Amount of decreases related to settlements	(328)	(9,500)
Foreign exchange adjustments	2	(781)

Total unrecognized tax benefits at end of period	12,984	1,400

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions. The oldest years open to tax audits in Japan, the United States and the United Kingdom are 2002, 1998 and 2002, respectively. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

12. Pension and other employee benefit plans

The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2008 and 2009:

	Six months ended September 30,
	2008	2009
	(in millions of yen)
Service cost-benefits earned during the period	11,463	13,793
Interest costs on projected benefit obligation	12,787	12,396
Expected return on plan assets	(26,276)	(7,435)
Amortization of prior service benefit	(219)	(159)
Amortization of net actuarial loss	3,223	17,987
Special termination benefits	1,965	2,308
Loss on settlement	1,893	—
Gain on curtailment	(789)	—

Net periodic benefit cost	4,047	38,890

As previously disclosed in the consolidated financial statements for the fiscal year ended March 31, 2009, it was expected that a contribution of approximately ¥39 billion would be paid to the pension plans during the fiscal year ending March 31, 2010. For the six months ended September 30, 2009, a ¥19 billion contribution has been made. It is expected that an additional ¥20 billion contribution will be made during the remainder of the fiscal year ending March 31, 2010. In addition to the aforementioned estimated contribution, a certain subsidiary of MHFG made a contribution of ¥13 billion of equity securities to the employee retirement benefit trust during the period in order to improve its funded status. Therefore, the MHFG Group anticipates that the total amount of contributions during the fiscal year ending March 31, 2010 will be ¥52 billion.

13. Derivative financial instruments

The MHFG Group uses derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance on transactions. Credit risk arises from counterparty failure to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Notional amount and fair value of derivative contracts

The following table summarizes notional and fair value amounts of derivative instruments outstanding as of September 30, 2009. The fair value of derivatives is not offset against the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreement in the consolidated balance sheets as well as the table below.

		Fair value
		Derivative receivables(2)		Derivative payables(2)
September 30, 2009	Notional amount(1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)	(in millions of yen)
Interest rate contracts	990,951	—	13,573,559	—	13,047,123
Foreign exchange contracts	89,837	10,554	3,555,451	—	3,058,169
Equity-related contracts	2,133	—	157,070	—	174,916
Credit-related contracts	11,281	—	238,861	—	214,678
Other contracts	1,044	—	162,169	—	134,149

Total	1,095,246	10,554	17,687,110	—	16,629,035

Notes:

(1)	Notional amount represents the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

Hedging activities

In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported immediately in earnings. The MHFG Group’s hedging activities include fair value and net investment hedges.

Fair value hedges

The MHFG Group primarily uses bond options to modify exposure to changes in fair value of available-for-sale debt securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains (losses)—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the option’s time value from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table summarizes gains and losses information related to fair value hedges for the six months ended September 30, 2009:

	Gains (losses) recorded in income
Six months ended September 30, 2009	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	(39,431)	39,073	—	(358)

Total	(39,431)	39,073	—	(358)

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. For net investment hedges, the changes in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income (loss), provided that the hedging instrument is designated and is effective as a hedge of the net investment. The portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Foreign exchange gains (losses)—net in earnings.

The following table summarizes gains and losses information related to net investment hedges for the six months ended September 30, 2009:

	Gains (losses) recorded in income and other comprehensive income (“OCI”)
Six months ended September 30, 2009	Derivatives - effective portion recorded in OCI	Derivatives - ineffective portion recorded in income
	(in millions of yen)
Foreign exchange contracts	70,492	—

Total	70,492	—

Note:	No amount related to the effective portion of net investment hedges was reclassified from OCI to earnings for the six months ended September 30, 2009. Additionally, no amount was excluded from the assessment of effectiveness of net investment hedges during the six months ended September 30, 2009.

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of hedging the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The change in fair value of those instruments except certain credit derivatives hedging the credit risk in

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

loans are recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net loss resulting from changes in the fair values of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest expenses.

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2009:

Six months ended September 30, 2009	Gains (losses) recorded in income
(in millions of yen)
Interest rate contracts	(20,299)
Foreign exchange contracts	134,271
Equity-related contracts	(28,957)
Credit-related contracts(2)	(82,744)
Other contracts	4,133

Total	6,404

Notes:
(1)	The net gain (loss) excluded from assessment of effectiveness for fair value hedges is not included in the above table.
(2)	The amount includes the net loss of ¥76,834 million on the credit derivatives hedging the credit risk in loans.

Credit derivatives

A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.

The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credit, which substantially offsets its exposure. Thus, the notional amount is not a reliable indicator of the Group’s actual loss exposure.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table summarizes notional and fair value amounts of credit derivatives at March 31, 2009 and September 30, 2009:

	March 31, 2009		September 30, 2009
	Notional amount	Fair value	Notional amount	Fair value
	(in millions of yen)
Credit protection written
Investment grade	3,086,911	(292,640)	2,725,639	(62,244)
Non-investment grade	4,556,100	(210,515)	2,452,499	(102,155)

Total	7,643,011	(503,155)	5,178,138	(164,399)

Credit protection purchased	9,046,787	582,159	6,103,316	187,223

Note:	Rating scale is based upon either external ratings or internal ratings. The lowest investment grade is considered to be BBB- or the corresponding internal rating, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as iTraxx.

The following table shows the maximum potential amount of future payment for credit protection written by expiration period at March 31, 2009 and September 30, 2009:

	Maximum payout/Notional amount
	March 31, 2009	September 30, 2009
	(in millions of yen)
One year or less	835,061	857,254
After one year through five years	6,187,717	3,953,630
After five years	620,233	367,254

Total	7,643,011	5,178,138

Note:	The maximum potential amount of future payment is the notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the Group’s right of collection over the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in the Group’s net liability positions. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features in liability positions on September 30, 2009 was ¥2,250 billion. As the Group has provided ¥1,635 billion as collateral to the counterparties in its normal course of business, if the contingent features described above were triggered on September 30, 2009, the amount immediately required to settle would be ¥615 billion.

14. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. The guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value on the consolidated balance sheets at the inception of the guarantee.

The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2009 and September 30, 2009. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be repaid in the event of guarantees execution, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2009	September 30, 2009
	(in millions of yen)
Performance guarantees	1,681,576	1,606,901
Guarantees on loans	859,848	775,065
Guarantees on securities	20,220	13,103
Other guarantees	991,663	875,920
Guarantees for the repayment of trust principal	931,792	958,705
Liabilities of trust accounts	6,941,923	8,094,767
Derivative financial instruments	58,569,074	47,963,604

The table below presents maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2009 and September 30, 2009:

	March 31, 2009	September 30, 2009
	(in billions of yen)
Investment grade	2,095	1,718
Non-investment grade	1,458	1,553

Total	3,553	3,271

Note:	Investment grade in the internal rating scale is generally corresponding to BBB- or above in external rating scale.

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ request.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2009 and September 30, 2009:

	March 31, 2009	September 30, 2009
	(in millions of yen)
Commitments to extend credit (Note)	47,899,993	47,682,538
Commercial letters of credit	332,304	372,987

Total	48,232,297	48,055,525

Note:	Commitments to extend credit include commitments to invest in securities.

15. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investment funds, trust arrangements, and structured finance. The Group consolidated certain of these VIEs, where the Group was deemed to be the primary beneficiary through participation in a majority of expected losses, expected residual returns or both. There are also other VIEs, where the Group determined that it was not the primary beneficiary but had significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section is the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support or principal amount of financing or investments, and it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The tables below show consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant or sponsored unconsolidated VIEs, as of March 31, 2009 and September 30, 2009:

	Consolidated VIEs	Significant or sponsored unconsolidated VIEs
March 31, 2009	Consolidated assets	Total assets	Maximum exposure to loss
	(in millions of yen)
Asset-backed commercial paper/loan programs	2,497,291	—	—
Asset-backed securitizations	616,794	1,417,645	43,908
Investments in securitization products	37,674	—	—
Investment funds	607,284	2,435,128	412,983
Trust arrangements and other	—	933,249	452,549

Total	3,759,043	4,786,022	909,440

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Consolidated VIEs	Significant or sponsored unconsolidated VIEs
September 30, 2009	Consolidated assets	Total assets	Maximum exposure to loss
	(in millions of yen)
Asset-backed commercial paper/loan programs	1,891,955	—	—
Asset-backed securitizations	448,441	1,322,311	49,400
Investments in securitization products	102,384	—	—
Investment funds	519,632	2,120,693	412,958
Trust arrangements and other	—	959,739	444,826

Total	2,962,412	4,402,743	907,184

The tables below present the carrying amount and classification of consolidated VIEs’ assets and liabilities, as of March 31, 2009 and September 30, 2009:

Consolidated VIEs’ assets	March 31, 2009	September 30, 2009
	(in millions of yen)
Cash and due from banks and deposits	147,154	125,633
Call loans	3,209	1,782
Trading account assets	554,184	408,556
Investments	71,053	61,851
Loans	2,908,207	2,305,992
Other	75,236	58,598

Total	3,759,043	2,962,412

Consolidated VIEs’ liabilities	March 31, 2009	September 30, 2009
	(in millions of yen)
Commercial paper	315,819	146,197
Other short-term borrowings	6,925	4,161
Trading account liabilities	16,679	5,166
Long-term debt	152,363	108,682
Other	313,298	204,273

Total	805,084	468,479

The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means. The Group did not provide non-contractual support to consolidated or unconsolidated VIEs during the six months ended September 30, 2009. The Group does not have implicit support arrangements with any VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The tables below present the carrying amount and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in the significant or sponsored unconsolidated VIEs, as of March 31, 2009 and September 30, 2009:

Assets on balance sheets related to unconsolidated VIEs	March 31, 2009	September 30, 2009
	(in millions of yen)
Trading account assets	32,793	25,693
Investments	407,748	411,866
Loans	15,629	15,629

Total	456,170	453,188

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs	March 31, 2009	September 30, 2009
	(in millions of yen)
Due to trust accounts	479,936	514,427
Trading account liabilities	—	1,122

Total	479,936	515,549

Maximum exposure to loss	909,440	907,184

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients’ off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group determined that it absorbs a majority of expected losses or expected residual returns through the facilities and, therefore, consolidated this type of VIEs.

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance to meet clients’ various off-balance-sheet financing needs. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor to debt and equity instruments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments, the Group determined that it absorbs a majority of expected losses or expected residual returns and, therefore, consolidated such VIEs.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The Group usually takes into consideration the seniority and the share of its investments by each tranche to evaluate whether it is the primary beneficiary. The loss amount of securities and loans is generally limited to the amount invested because the Group has no contractual involvement in such VIEs beyond its investments. However, the Group consolidated some VIEs, mostly where the transactions were tailored by the third party arrangers to meet the Group’s needs as a sole investor.

Investment funds

The MHFG Group invests in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions over such investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

As a trustee, the MHFG Group is required to exercise due care in managing and safe-keeping of the assets entrusted. Since the MHFG Group manages and administers entrusted assets in a capacity of an agent or fiduciary on behalf of its customers and is required to segregate trust assets from its proprietary assets, trust accounts are recorded separately from the MHFG Group’s general accounts and are not included in its consolidated financial statements.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The MHFG Group determined that it does not absorb a majority of expected losses or expected residual returns in connection with these trust arrangements but had significant variable interests and, therefore, the trust accounts are not included in the consolidated financial statements of the MHFG Group but are disclosed in the tables above as significant or sponsored unconsolidated VIEs. See Note 14 “Commitments and contingencies” for the balances of guaranteed trust principal at March 31, 2009 and September 30, 2009.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary; it does not assume risks associated with the entrusted assets. For substantially all non-guaranteed trust arrangements, the trust beneficiaries receive the majority of expected residual returns and absorb the majority of expected losses based on the performance of the trust assets. Non-guaranteed trust accounts are not included in the consolidated financial statements of the MHFG Group.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. However, the Group determined that it does not absorb a majority of the expected losses or expected residual returns in these entities based on an internally developed model. Furthermore, taking into consideration that the Group typically only provides senior financing with credit enhanced by subordinated interests and, if necessary, may act as an interest rate swap counterparty, the Group’s variable interests in these entities are considered not to be significant.

Securitization

The MHFG Group had no significant transfers of financial assets, recognized no significant gains or losses and retained no significant interests in securitization transactions accounted for as sales during the periods since April 1, 2005. The MHFG Group had securitized mortgage loans during a previous fiscal year. In connection with such securitization transaction, the Group provides servicing for and holds retained interests in the securitized mortgage loans. The Group’s retained interests consist of subordinated beneficial interests and retained credit exposure. The values of the subordinated beneficial interests are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. The retained credit exposure is in the form of a guarantee by a subsidiary of the Group. The carrying amount of this retained credit exposure was not considered material at March 31, 2009 and September 30, 2009. No servicing assets or liabilities were recorded as a result of this transaction since the Group received adequate compensation.

The following information is related to a mortgage loan securitization transaction executed during the fiscal year ended March 31, 2005. Because the entity utilized is structured as a qualifying SPE as defined in ASC 860, it is exempt from consolidation and the transfer is accounted for as a sale.

Key economic assumptions used in measuring the fair value of the subordinated beneficial interests at the date of securitization were as follows:

Discount rate	0.08-2.57%
Prepayment rate	4.14%
Weighted-average life (in years)	8.18
Expected credit losses	0.18%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

At March 31, 2009 and September 30, 2009, key assumptions used in measuring the fair value of the subordinated beneficial interests and the sensitivities of the fair value to an immediate adverse change of 10% and 20% in those assumptions were as follows:

	March 31, 2009	September 30, 2009
Discount rate	1.51-2.33%	0.95-2.14%
Prepayment rate	4.87%	5.43%
Weighted-average life (in years)	6.62	6.34
Expected credit losses	0.11%	0.11%

	March 31, 2009	September 30, 2009
	(in millions of yen)
Carrying value of subordinated beneficial interests	20,813	19,849
Discount rate:
Impact of 10% adverse change	607	550
Impact of 20% adverse change	1,199	1,088
Prepayment rate:
Impact of 10% adverse change	131	195
Impact of 20% adverse change	291	381
Expected credit losses:
Impact of 10% adverse change	115	100
Impact of 20% adverse change	229	200

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the subordinated beneficial interests is calculated without changing any other assumption; in reality, changes could be correlated and changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

The table below summarizes certain cash flows received from the securitization for the six months ended September 30, 2008 and 2009:

	Six months ended September 30,
	2008	2009
	(in millions of yen)
Servicing fees received	77	68
Cash flows received on subordinated beneficial interests	1,309	1,345

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The tables below show the reconciliation between managed basis and on-balance-sheet amounts of mortgage loans balances including delinquencies at March 31, 2009 and September 30, 2009, and that of net credit losses for the six months ended September 30, 2008 and 2009:

	March 31, 2009		September 30, 2009
	Principal balance	Delinquencies	Principal balance	Delinquencies
	(in millions of yen)
Principal balance and delinquencies
Total mortgage loans managed together	9,641,197	88,357	9,713,753	97,021
Less:
Securitized amounts	177,934	2,266	166,607	2,280

On-balance-sheet amounts	9,463,263	86,091	9,547,146	94,741

	Six months ended September 30,
	2008	2009
	(in millions of yen)
Net credit losses
Total mortgage loans managed together	4,284	4,959
Less:
Securitized amounts	31	209

On-balance-sheet amounts	4,253	4,750

The on-balance-sheet amounts in the tables above do not include separately managed mortgage loans, the principal balance of which were ¥1,603 billion and ¥1,492 billion at March 31, 2009 and September 30, 2009, respectively.

There are certain transactions where transfers of financial assets do not qualify for sales treatment but are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥218,864 million and ¥358,569 million as of March 31, 2009, and ¥243,280 million and ¥247,031 million as of September 30, 2009, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

16. Fair value

Fair Value Measurements

ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Additionally, ASC 820 precludes (1) deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fair Value Hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market price is available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Following is a description of valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the Group’s valuation techniques used to measure fair values. During the six months ended September 30, 2009, there were no material changes made to the Group’s valuation techniques and related inputs.

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and Ginnie Mae securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market price is available, the Group estimates fair values by using a pricing model with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquidity exists for securities, the quoted prices are stale or the prices from independent sources vary, such securities are generally classified in Level 3 of the fair value hierarchy. Level 3 securities include securitization products such as RMBS, CDO, asset-backed securities (“ABS”), and CLO.

Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and so are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and so are valued using internal valuation techniques as no quoted market price is available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary with the type of derivatives and the nature of the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy.

Investments

Fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities. Level 1 securities include highly liquid government bonds and listed stocks. Though Level 3 securities include most securitization products such as RMBS, CMBS, CDO, ABS, and CLO, certain securitization products such as Japanese RMBS are classified in Level 2, if their fair values are quoted prices in markets that are not active, or determined using a pricing model that can be corroborated by observable market data.

Other investments, except investments held by consolidated investment companies, have not been measured at fair value on a recurring basis. Investments held by consolidated investment companies consist of marketable and non-marketable equity securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of the identical security, if applicable. Otherwise, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy.

Long-term debt

Where fair value accounting has been elected for structured notes, the fair values of those are determined by incorporating the fair values of embedded derivatives primarily derived from the same procedures described for derivative financial instruments. Such instruments are classified in Level 2 or Level 3 depending on the observability of significant inputs to the model of the embedded derivatives. Where fair value accounting has been elected for non-structured notes issued by consolidated VIEs, the fair values of those are determined primarily based upon the fair values of the underlying assets held by consolidated VIEs. Such instruments are classified in Level 3 because the underlying assets held by consolidated VIEs are securitization products classified in Level 3.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2009 and September 30, 2009, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2009	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading account assets:
Trading securities(1)	7,241	3,319	930	11,490
Derivatives	22	18,896	598	19,516
Investments:
Available-for-sale securities	20,226	4,505	2,824	27,555
Other investments	—	—	88	88

Total assets at fair value on a recurring basis	27,489	26,720	4,440	58,649

Liabilities:
Trading account liabilities:
Trading securities sold, not yet purchased	2,724	163	—	2,887
Derivatives	32	18,117	471	18,620
Long-term debt(2)	—	7	261	268

Total liabilities at fair value on a recurring basis	2,756	18,287	732	21,775

September 30, 2009	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities(1)	11,165	3,567	1,051	15,783
Derivatives	18	17,197	483	17,698
Available-for-sale securities:
Japanese government bonds	22,813	1,532	—	24,345
Japanese local gov’t bonds	—	114	—	114
U.S. Treasury bonds	89	—	—	89
Other foreign gov’t bonds	153	80	—	233
Agency mortgage-backed securities	44	353	—	397
Residential mortgage-backed securities	—	475	607	1,082
Commercial mortgage-backed securities	—	—	729	729
Japanese corporate bonds	—	1,842	423	2,265
Japanese other debt securities	1	46	465	512
Foreign corporate bonds and other debt securities	57	227	335	619
Equity securities (marketable)	3,054	128	2	3,184
Other investments	—	—	99	99

Total assets at fair value on a recurring basis	37,394	25,561	4,194	67,149

Liabilities:
Trading securities sold, not yet purchased	4,617	178	—	4,795
Derivatives	21	16,190	418	16,629
Long-term debt(2)	—	6	263	269

Total liabilities at fair value on a recurring basis	4,638	16,374	681	21,693

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option. Such securities were previously classified as available-for-sale securities.
(2)	Amounts represent items for which the Group elected the fair value option.

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(Unaudited)—(Continued)

Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2008 and 2009:

Six months ended September 30, 2008	April 1, 2008	Net realized/unrealized gains (losses)		Transfers in and/or out of Level 3	Purchases, sales, issuances and settlements	September 30, 2008	Change in unrealized gains (losses) still held(6)
	(in billions of yen)
Assets:
Trading account assets:
Trading securities	1,176	(116)		—	(49)	1,011	(58)
Derivatives, net(1)	(39)	3		—	26	(10)	(25)
Investments:
Available-for-sale securities	3,607	(39	)(2)	—	(345)	3,223	(16)
Other investments	77	25	(3)	—	(1)	101	26 (3)
Liabilities:
Long-term debt	335	3	(4)	—	(31)	301	3 (4)

Six months ended September 30, 2009	April 1, 2009	Net realized/unrealized gains (losses)		Transfers in and/or out of Level 3(5)	Purchases, sales, issuances and settlements	September 30, 2009	Change in unrealized gains (losses) still held(6)
	(in billions of yen)
Assets:
Trading securities	930	31		18	72	1,051	34
Derivatives, net(1)	127	(95)		(2)	35	65	(136)
Available-for-sale securities:
Residential mortgage-backed securities	664	6	(2)	—	(63)	607	—
Commercial mortgage-backed securities	854	(9	)(2)	—	(116)	729	(5)
Japanese corporate bonds	322	3	(2)	—	98	423	—
Japanese other debt securities	613	2	(2)	—	(150)	465	—
Foreign corporate bonds and other debt securities	369	15	(2)	—	(49)	335	—
Equity securities (marketable)	2	—		—	—	2	—
Other investments	88	7	(3)	—	4	99	7 (3)
Liabilities:
Long-term debt	261	4	(4)	—	6	263	5 (4)

Notes:

(1)	Total Level 3 derivative exposures have been netted on the table for presentation purpose only.
(2)	Realized gains (losses) are reported in Investment gains (losses)—net. Unrealized gains (losses) are reported in Accumulated other comprehensive income (loss).
(3)	Realized and unrealized gains (losses) are reported in Investment gains (losses)—net.
(4)	Realized and unrealized gains are reported in Other noninterest income, while realized and unrealized losses are reported in Other noninterest expenses.
(5)	Beginning April 1, 2009, all transfers in and out of Level 3 are assumed to occur at the beginning of the reporting period.
(6)	Amounts represent total gains or losses recognized in earnings during the period, that are attributable to the change in fair value relating to assets and liabilities classified as Level 3 that are still held at September 30, 2008 and September 30, 2009.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the tables above. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for those items as of March 31, 2009 and September 30, 2009.

March 31, 2009	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	330	—	—	330	613
Loans held-for-sale	81	—	6	75	123
Other investments	44	—	—	44	134

Total assets at fair value on a nonrecurring basis	455	—	6	449	870

Liabilities:
Other liabilities	4	—	—	4	—

Total liabilities at fair value on a nonrecurring basis	4	—	—	4	—

September 30, 2009	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	368	—	—	368	580
Loans held-for-sale	70	—	4	66	112
Other investments	58	—	—	58	70
Premises and equipment—net	2	—	—	2	2

Total assets at fair value on a nonrecurring basis	498	—	4	494	764

Liabilities:
Other liabilities	2	—	—	2	—

Total liabilities at fair value on a nonrecurring basis	2	—	—	2	—

Loans in the table above have been impaired and measured based on the fair value of the underlying collateral.

Loans held-for-sale in the table above are accounted for at the lower of cost or fair value at the end of the period. Due to the dislocation of global credit markets, liquidity in the market for these items has significantly declined during the period and consequently a significant portion of these items has no readily available quoted price as of the end of the period. The fair value of these items is determined primarily by using quoted prices for similar assets in markets that are not active. Since there is no sufficient, current market information about such assets that is observable, the determination of fair value for these items requires significant adjustment based on management judgment and estimation. Therefore, a significant portion of these items are classified as Level 3.

Other investments in the table above have been impaired and written down to fair value. Other investments consist of non-marketable equity securities outside the scope of ASC 320, which have no readily available quoted price. The fair value of the impaired non-marketable common stock is determined primarily by using a liquidation value technique. The fair value of the impaired non-marketable preferred stock with conversion features is determined primarily by using an internal valuation model based on the income approach. The internal

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

valuation model considers the quoted prices for the common stock into which the preferred stock is convertible and the expected volatility of the common stock’s historical price. As significant management judgment or estimation is required, these items are classified as Level 3.

Premises and equipment—net in the table above have been impaired and written down to fair value.

Other liabilities in the table above represent amounts recorded for loan commitments where loans drawn under the commitment will be held for sale. The losses were measured in the same manner as loans held-for-sale above.

Fair Value Option

The MHFG Group elected the fair value option for certain eligible financial instruments. The Group intended to align the accounting treatment with the Group’s risk management practices.

The items for which the MHFG Group elected the fair value option were as follows:

Foreign currency denominated available-for-sale securities

Prior to the adoption of ASC 825, the changes in fair value of available-for-sale securities had been accounted for in Accumulated other comprehensive income (loss), net of tax, while the changes in fair value caused by foreign exchange fluctuation of foreign currency denominated financial liabilities had been accounted for in earnings. The MHFG Group elected the fair value option for those securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities have been reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Following the election of the fair value option, those structured notes continue to be reported in Long-term debt and interest on those structured notes continues to be reported in Interest expense on long-term debt. The differences between the aggregate fair value of those structured notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥31 billion and ¥36 billion at March 31, 2009 and September 30, 2009, respectively. The net unrealized gains resulting from changes in fair values of those structured notes of ¥4 billion and ¥4 billion were recorded in Other noninterest income for the six months ended September 30, 2008 and 2009, respectively.

Financial assets and liabilities held by consolidated VIEs

The MHFG Group consolidates certain VIEs that issue CDOs where MHFG or its subsidiaries have been determined to be the primary beneficiary. The Group elected the fair value option for certain assets held and notes issued by those VIEs to eliminate the divergence between accounting income and economic income. The assets were reported in Trading account assets, while the notes were reported in Long-term debt. The fair value option enabled the Group to recognize the gains or losses attributing to only the notes that the Group held. The differences between the aggregate fair value of those notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥60 billion and ¥55 billion at March 31, 2009 and September 30, 2009, respectively. The net unrealized gains resulting from changes in fair values of those

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

notes of ¥1 billion were recorded in Trading account gains (losses)—net, for the six months ended September 30, 2008. There was no significant change in fair values of those notes during the six months ended September 30, 2009.

Fair Value of financial instruments

ASC 825 requires the disclosure of the estimated fair value of financial instruments. Fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below. In addition, the estimates below are only reflective of the fair value of each category of financial instruments but not reflective of the fair value of the MHFG Group on a consolidated basis.

ASC 825 does not require the disclosure of the fair value of nonfinancial instruments.

The carrying amount and fair values of certain financial instruments, excluding the financial instruments outside the scope of ASC 825 such as the equity method investments and lease contracts as defined in ASC 840, “Leases” (“ASC 840”), at March 31, 2009 and September 30, 2009 are as follows:

	March 31, 2009		September 30, 2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	18,102	18,102	19,643	19,643
Trading securities	11,490	11,490	15,783	15,783
Investments	27,822	27,824	34,075	34,078
Loans, net of allowance for loan losses	71,746	72,117	64,743	65,170
Other financial assets	3,726	3,726	3,707	3,707
Derivative financial instruments	19,516	19,516	17,698	17,698

Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	32,250	32,250	36,686	36,686
Interest-bearing deposits	74,762	74,717	73,703	73,663
Debentures	2,300	2,327	1,917	1,914
Trading securities sold, not yet purchased	2,887	2,887	4,795	4,795
Due to trust accounts	986	986	1,045	1,045
Commercial paper and other short-term borrowings	8,715	8,715	8,787	8,787
Long-term debt	7,999	8,242	8,229	8,594
Other financial liabilities	5,032	5,032	3,734	3,734
Derivative financial instruments	18,620	18,620	16,629	16,629

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

Following is a description of valuation methodologies used for estimating fair value for financial assets and liabilities not carried at fair value on the Group’s consolidated balance sheet.

Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions

The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market.

Investments

Fair values of held-to-maturity securities are determined primarily using the same procedures described for trading securities and available-for-sale securities aforementioned in this section. The fair values of other equity interests, which primarily comprise non-marketable equity securities, are not readily determinable, and their carrying amounts of ¥639 billion and ¥621 billion at March 31, 2009 and September 30, 2009, respectively, were not included in the disclosure.

Loans

Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of fixed rate loans is estimated based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans, adjusting for inherent credit risk. The carrying value of variable rate loans approximates the fair value since they mature or are repriced within a short period of time.

Other financial assets

The carrying value of other financial assets, such as accrued interest receivable and accounts receivable from brokers, dealers, and customers for securities transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market.

Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions

The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market.

Interest-bearing deposits

The fair value for fixed rate deposits is estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value for variable rate deposits approximates the fair value since they are repriced within a short period of time.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

Debentures

The fair value of debentures is estimated based on discounted cash flow analysis using current interest rates offered for debentures with similar maturities.

Due to trust accounts

The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market.

Commercial paper and other short-term borrowings

The carrying value of the majority of other short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowings with similar maturities.

Long-term debt

The fair value of long-term debt, except for certain items elected for fair value option under ASC 815-15-25 or ASC 825, of which valuation techniques are described separately in this section, is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowings with similar maturities.

Other financial liabilities

The fair value of other financial liabilities, such as accrued interest payable and accounts payable to brokers, dealers, and customers for securities transactions, approximates the carrying amounts.

The fair values of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, are not considered material to the consolidated balance sheets at March 31, 2009 and September 30, 2009.

17. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s business segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the FSA. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the segments’ total net business profits with Income (loss) before income tax expense (benefit) under U.S. GAAP.

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and Mizuho Investors Securities Co., Ltd. (“MHIS”), and the Global Asset & Wealth Management Group consists primarily of MHTB. Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

The Global Corporate Group

MHCB

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(1) Domestic

This segment consists of the following five units of MHCB: corporate banking, financial institutions & public sector business, global syndicated finance, global financial products, and global transaction banking. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

(2) International

This segment primarily offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(3) Trading and others

This segment consists of the global markets unit, the global portfolio management unit, and the global alternative investment unit. This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

(4) MHSC

MHSC is the primary investment banking arm in the Global Corporate Group and offers wholesale securities and investment banking services, such as underwriting and trading of bonds and equities, advisory services, and structured finance, to large and international corporations, financial institutions, and public entities. After the merger with Shinko was consummated on May 7, 2009, the new MHSC has been pursuing merger synergies, with the combination of former MHSC’s wholesale business expertise and global investment banking business platform and former Shinko’s nationwide customer base and full-service securities company network, its strong distribution capabilities in the middle and retail markets as well as its strong track record in Japanese initial public offerings.

(5) Others

This segment consists of MHCB’s subsidiaries other than MHSC. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

The Global Retail Group

MHBK

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services primarily to individuals, small and medium enterprises (“SMEs”) and middle-market corporations through its domestic branch and ATM network.

(6) Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products, and consulting services, to MHBK’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

(7) Corporate banking

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services, and capital markets financing to SMEs, middle-market corporations, local governmental entities, and other public sector entities in Japan.

(8) Trading and others

The trading and ALM group supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHBK.

(9) MHIS

MHIS offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

(10) Others

This segment consists of MHBK’s subsidiaries other than MHIS. These subsidiaries, such as Mizuho Capital and Mizuho Business Financial Center, offer financial products and services in specific areas of business to customers of the Global Retail Group.

The Global Asset & Wealth Management Group

(11) MHTB

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

(12) Others

This segment includes companies other than MHTB which are part of the Global Asset & Wealth Management Group. These companies include Mizuho Private Wealth Management, Trust & Custody Service Bank, Ltd. and asset management companies. They offer products and services related to private banking, trust and custody, and asset management.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

(13) Others

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy.

The information below for reportable segments is derived from the internal management reporting system. Management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, information on segment assets is not available.

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
		MHCB							MHBK
Six months ended September 30, 2008	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)
	(in billions of yen)
Gross profits:(3)
Net interest income (expense)	184.0	144.6	88.8	44.6	11.2	(5.0)	44.4	318.4	296.5	162.1	151.7	(17.3)	0.1	21.8	27.2	26.4	0.8	(6.2)	523.4
Net noninterest income (expenses)	173.2	124.0	55.1	17.2	51.7	40.1	9.1	144.3	130.0	13.3	72.9	43.8	16.9	(2.6)	68.3	44.1	24.2	8.1	393.9

Total	357.2	268.6	143.9	61.8	62.9	35.1	53.5	462.7	426.5	175.4	224.6	26.5	17.0	19.2	95.5	70.5	25.0	1.9	917.3
General and administrative expenses	192.8	123.4	47.6	33.7	42.1	30.8	38.6	309.1	286.7	119.5	117.6	49.6	22.9	(0.5)	67.9	46.4	21.5	2.4	572.2
Others	(21.9)	—	—	—	—	—	(21.9)	(8.3)	—	—	—	—	—	(8.3)	(0.5)	—	(0.5)	3.1	(27.6)

Net business profits	142.5	145.2	96.3	28.1	20.8	4.3	(7.0)	145.3	139.8	55.9	107.0	(23.1)	(5.9)	11.4	27.1	24.1	3.0	2.6	317.5

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
		MHCB							MHBK
Six months ended September 30, 2009	Total	Total	Domestic (1)	Inter- national (2)	Trading and others (3)	MHSC (4)	Others (5)	Total	Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)	MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)
	(in billions of yen)
Gross profits:(3)
Net interest income (expense)	236.3	225.7	85.4	43.0	97.3	(5.8)	16.4	324.9	311.8	135.1	132.5	44.2	0.2	12.9	24.0	23.2	0.8	(4.1)	581.1
Net noninterest income (expenses)	240.3	92.9	50.0	9.4	33.5	98.8	48.6	123.2	96.4	7.8	62.0	26.6	23.9	2.9	62.2	40.6	21.6	(1.6)	424.1

Total	476.6	318.6	135.4	52.4	130.8	93.0	65.0	448.1	408.2	142.9	194.5	70.8	24.1	15.8	86.2	63.8	22.4	(5.7)	1,005.2
General and administrative expenses	234.0	121.4	49.4	27.2	44.8	72.1	40.5	308.1	285.0	122.8	114.8	47.4	19.6	3.5	65.4	45.9	19.5	(1.9)	605.6
Others	(4.7)	—	—	—	—	—	(4.7)	—	—	—	—	—	—	—	(1.8)	—	(1.8)	(33.6)	(40.1)

Net business profits	237.9	197.2	86.0	25.2	86.0	20.9	19.8	140.0	123.2	20.1	79.7	23.4	4.5	12.3	19.0	17.9	1.1	(37.4)	359.5

Notes:
(1)	For the period before the merger of MHSC and Shinko (i.e. May 7, 2009), (4) MHSC does not include Shinko’s figures, as Shinko was an equity method affiliate for the period.
(2)	(5) Others, (10) Others, and (12) Others include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. (13) Others include elimination of transactions between the Global Groups.
(3)	Credit-related costs for trust accounts are excluded from gross profits.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Reconciliation

As explained above, the measurement base for the internal management reporting system and the income and expenses items covered are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segments’ information, other than net business profits, to corresponding items in the accompanying consolidated statements of income.

A reconciliation of total net business profits under the internal management reporting system for the six months ended September 30, 2008 and 2009 presented above to Income (loss) before income tax expense (benefit) shown on the consolidated statements of income is as follows:

	Six months ended September 30,
	2008	2009
	(in billions of yen)
Net business profits	317.5	359.5

U.S. GAAP adjustments	(296.6)	125.5
Provision for loan losses	(136.2)	(197.6)
Net gains (losses) related to equity investments	(25.3)	6.8
Non-recurring personnel expense	(4.3)	(22.1)
Gains on disposal of premises and equipment	14.3	6.6
(Provision) credit for losses on off-balance-sheet instruments	(28.9)	20.9
Others—net (Note)	7.7	7.9

Income (loss) before income tax expense (benefit)	(151.8)	307.5

Note:	Amount for the six months ended September 30, 2009 includes a loss of ¥76.8 billion on credit derivatives transactions which is included in Other noninterest expenses and a gain of ¥106.3 billion on a bargain purchase of Shinko which is included in Other noninterest income. See Note 13 “Derivative financial instruments” and Note 3 “Business combination” for further information.

18. Subsequent events

Filing of a commencement of corporate reorganization procedures by Japan Airlines Corporation

On January 19, 2010, Japan Airlines Corporation and its two major subsidiaries (“JAL”) filed for a commencement of corporate reorganization procedures with the Tokyo District Court. The MHFG Group has claims on and equity investments in JAL. As a result of the filing, MHFG does not expect to incur significant additional losses than those already recorded during the six months ended September 30, 2009.

The MHFG Group has evaluated the effect of subsequent events through February 4, 2010, which is the date its consolidated financial statements were issued. There have been no material subsequent events other than described above that would require recognition or disclosure through that date.